                          OFFICE OF THRIFT SUPERVISION
                               1700 G Street, N.W.
                             Washington, D.C. 20552

                                    FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 [FEE REQUIRED] For the Fiscal Year Ended December 31, 1996
                                       OR
[  ]     Transition Report Pursuant to Section 13 or 15(d) of the Securities
         Exchange Act of 1934 [NO FEE REQUIRED]

         For the transition period from _______________ to  __________________

                             OTS Docket Number 12559

                            TRENTON SAVINGS BANK FSB
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                    United States                               22-3408029
            -------------------------------               ----------------------
            (State or other jurisdiction of                  (I.R.S. Employer
            incorporation or organization)                Identification Number)

  134 Franklin Corner Road, Lawrenceville, New Jersey           08648-0950
-------------------------------------------------------         ----------
       (Address of Principal Executive Offices)                  Zip Code

                                 (609) 844-3100
                         -------------------------------
                         (Registrant's telephone number)

Securities Registered Pursuant to Section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act: Common Stock, par
                                                            value $.10 per share
                                                            --------------------
                                                              (Title of Class)

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such
requirements for the past 90 days. YES   X   NO
                                       ----     ----

         Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ].

         As of February 28, 1997, there were issued and outstanding 9,037,160 shares of the Registrant's Common Stock, including 5,796,000 shares held by Peoples Bancorp, MHC. The aggregate market value of the voting stock held by nonaffiliates of the Registrant, computed by reference to the closing sales price of the Registrant's stock, as reported on the Nasdaq National Market on February 28, 1997, was approximately $51.9 million.

                       DOCUMENTS INCORPORATED BY REFERENCE

1. Sections of Annual Report to Stockholders for the fiscal year ended December 31, 1996 (Parts II and III).

2.    Proxy Statement for the 1997 Annual Meeting of Stockholders (Parts I and
      III).

                                     PART I

ITEM 1. BUSINESS

General

         Chartered by the New Jersey State Legislature on March 7, 1844, the Trenton Savings Fund Society was founded to promote thrift in the area of Trenton, New Jersey. It adopted the name "Trenton Savings Bank" in the beginning of 1990. Throughout its history, the Bank has been engaged in lending funds to home buyers, consumers, and businesses within its local community. The Bank has always maintained a commitment to conservative lending practices, community service and control of operating expenses, resulting in a strong capital position. This philosophy enabled the Bank to survive the Civil War, the Great Depression, two World Wars, two stock market crashes and the recent crisis in the banking and thrift industries. At December 31, 1996, the Bank had $601.0 million of total assets, $491.2 million of total deposits, and $103.4 million of total stockholders' equity, representing 17.2% of total assets.

         The Bank conducts its business from a corporate center located in Lawrenceville, New Jersey and 14 branch offices located in Mercer, Burlington and Ocean Counties, New Jersey. On January 1, 1995, the Bank completed a charter change from a New Jersey chartered mutual savings bank to a federally chartered mutual savings bank, permitting expansion of branch offices into adjacent market areas in Pennsylvania. On August 3, 1995, the Bank's mutual predecessor reorganized from a federally chartered mutual savings bank into a federally chartered mutual holding company named Peoples Bancorp MHC (the "Holding Company"), and concurrently formed the Bank, which succeeded to the name and operations of the Bank's mutual predecessor.

         The Bank is a community-oriented savings institution providing mortgage loans and other traditional financial services to its local community. The Bank is primarily engaged in attracting deposits from the general public through its offices and using those funds to originate loans secured by one- to four-family residences primarily located in Mercer and Burlington Counties where the Bank's offices are located, as well as in neighboring Bucks County, Pennsylvania. Loans secured by one- to four-family residences amounted to $239.5 million, or 62.5%, of the Bank's total loan portfolio at December 31, 1996. The Bank also originates other mortgage loans secured by multi-family and commercial real estate, commercial business loans, consumer loans and home equity and property improvement loans, which, in the aggregate, amounted to $143.5 million, or 37.5%, of the total loan portfolio at December 31, 1996. The Bank also has a securities portfolio primarily consisting of U.S. Treasury and federal government agency obligations, corporate and municipal bonds and mortgage-backed securities which are insured by federal agencies, which portfolio amounted to $174.2 million, or 29.0%, of the Bank's assets at December 31, 1996. At December 31, 1996, the Bank's equity securities had an amortized cost of $894,000 and an estimated market value of $3.2 million. In addition, as of that same date, aggregate cash and cash equivalents totaled $20.9 million, or 3.5%, of total assets.

         The Bank's executive offices are located at 134 Franklin Corner Road, Lawrenceville, New Jersey, and its telephone number at that location is (609) 844-3100.

Acquisitions

         On February 29, 1996, the Bank announced the execution of a definitive Merger Agreement with Burlington County Bank ("BCB"), an $80.2 million commercial bank located in Burlington Township, New Jersey. Under the terms of the agreement, the Bank paid $12.5 million for all of the outstanding shares of Burlington County Bank (the "Acquisition"). The Acquisition was accounted for under the purchase accounting method and was consummated after the close of business on September 30, 1996.

         On the date of the Acquisition, BCB had $73.2 million in deposits, $48.2 million in loans, $8.8 million in securities held to maturity, $5.4 million in securities available for sale, $15.8 million in cash and equivalents, and $0.9 million in fixed assets. In accordance with the purchase method of accounting, the Bank recorded $7.2 million in goodwill as a result of the Acquisition. The Acquisition also added three branches in Burlington County to the Bank's existing branch system.

         On March 6, 1997, the Bank announced the execution of a Letter of Intent to acquire Manchester Trust Bank ("MTB"). MTB offers a full range of trust products and manages over $125.0 million in trust assets.

Recent Development

         On March 27, 1997, the Bank announced that the Office of Thrift Supervision approved the Bank's application to reorganize into a two-tier mutual holding company structure. The Bank anticipates that this restructuring will provide enhanced ability to invest through a mid-tier stock holding company, facilitate mergers and acquisitions, and facilitate stock repurchases.

Market Area

         The Bank conducts business through its 14 branch offices located in the central New Jersey counties of Mercer, Burlington and Ocean. The Bank's market area for loans includes neighboring Bucks County, Pennsylvania which borders to the west of Mercer County, New Jersey. Lawrenceville, New Jersey, where the Bank is headquartered, is located in Mercer County which had a population of approximately 326,000 according to the 1990 Census.

         The Bank's market area is both urban and suburban. Trenton, which is in Mercer County, is the capital of the State of New Jersey. The two largest employers in Mercer County are the State of New Jersey and Princeton University. Other large employers in the Bank's market area include Merrill Lynch & Co. Inc., Bristol-Myers Squibb Company, David Sarnoff Research Center, American Home Products (Cyanamid) and Dow Jones & Co., Inc.

         The economy in the Bank's market area economy has remained relatively stable in recent years. The unemployment rates in Mercer and Burlington Counties were 5.7% and 5.2%, respectively during 1996.

Lending Activities

         Loan Portfolio Composition. The principal components of the Bank's loan portfolio are mortgage loans secured by one- to four-family residential real estate and, to a lesser extent, commercial and multi-family residential real estate. In addition, the Bank's loan portfolio includes non-mortgage loans which include home equity loans, commercial business loans, and other consumer loans. At December 31, 1996, the Bank's total loans receivable totalled $383.0 million, of which $239.5 million, or 62.5%, were one- to four-family residential real estate mortgage loans, $53.4 million, or 14.0%, were commercial and multifamily residential real estate loans, $28.1 million, or 7.3%, were home equity loans, $34.5 million, or 9.0%, were commercial business loans, and $27.5 million, or 7.2%, were other consumer loans.

         As a federally chartered savings bank, the Bank has general authority to originate and purchase loans secured by real estate located throughout the United States. Notwithstanding this nationwide lending authority, the mortgage loans of the Bank are primarily secured by properties located in Mercer, Burlington and Ocean Counties, New Jersey, and Bucks County, Pennsylvania.

         Loan Portfolio Composition. The following table sets forth information regarding the composition of the Bank's loan portfolio by type of loan at the dates indicated.

                                                                   At December 31,
                                          ---------------------------------------------------------------
                                                   1996                  1995                  1994
                                                   ----                  ----                  ----
                                            Amount     Percent    Amount     Percent    Amount    Percent
                                            ------     -------    ------     -------    ------    -------
                                                                   (In Thousands)
Mortgage loans:
One- to four-family real estate......      $239,470      62.5%   $227,717      74.0%   $228,133      78.3%
Commercial real estate and multi-family      53,415      14.0      27,827       9.0      23,833       8.2
                                           --------    ------    --------     -----    --------    ------

    Total mortgage loans.............       292,885      76.5     255,544      83.0     251,966      86.5

Non-mortgage loans:
Home equity loans (1)................        28,138       7.3      21,833       7.1      22,043       7.6
Commercial business loans............        34,486       9.0      11,573       3.8       8,998       3.1
Other consumer loans (2).............        27,478       7.2      18,783       6.1       8,256       2.8
                                           --------    ------    --------     -----    --------    ------
  Total non-mortgage loans...........        90,102      23.5      52,189      17.0      39,297      13.5

      Total loans....................       382,987     100.0%    307,733     100.0%    291,263     100.0%
                                                       =====                  =====                 =====

Net deferred costs (fees)............           226                   104                  (117)
Premiums (discounts).................           (24)                   23                    --
Allowance for possible loan losses...        (2,901)               (1,767)               (1,642)
                                           --------              --------              --------
  Net loans..........................      $380,288              $306,093              $289,504
                                           ========              ========              ========

                                                         At December 31,
                                          -----------------------------------------
                                                   1993                  1992
                                                   ----                  ----
                                            Amount    Percent     Amount    Percent
                                            ------    -------     ------    -------
                                                         (In Thousands)
Mortgage loans:
One- to four-family real estate......      $206,585     80.2%    $163,322     80.3%
Commercial real estate and multi-family      18,972      7.4       12,732      6.3
                                           --------    -----     --------    -----

    Total mortgage loans.............       225,557     87.6      176,054     86.6

Non-mortgage loans:
Home equity loans (1)................        19,117      7.4       16,673      8.2
Commercial business loans............         7,300      2.9        8,023      4.0
Other consumer loans (2).............         5,513      2.1        2,488      1.2
                                           --------    -----     --------    -----
  Total non-mortgage loans...........        31,930     12.4       27,184     13.4

      Total loans....................       257,487    100.0%     203,328    100.0%
                                                       =====                 =====

Net deferred costs (fees)............           360                   715
Premiums (discounts).................            --                    --
Allowance for possible loan losses...         1,471                   634
                                           --------              --------
  Net loans..........................      $255,656              $201,889
                                           ========              ========

------------------------------------
(1) Includes home equity credit lines and second mortgages.
(2) Includes student loans, installment loans and auto loans.

         The increase in commercial real estate and commercial business loans is primarily due to the acquisition of the portfolio of BCB. It is the Bank's intention to continue to gradually increase the percentage of the Bank's loan portfolio comprising commercial loans and decrease the percentage of the Bank's loan portfolio comprising one- to four-family residential mortgage loans.

         Contractual Principal Repayments and Interest Rates. The following table sets forth the maturity of the Bank's loan portfolio at December 31, 1996. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less.

                                                 Due Within    Due 1-3    Due 3-5   Due 5-10     Due 10+
                                                  One Year      Years      Years      Years       Years      Total
                                                 -----------   --------   -------   ---------   ---------   --------
                                                                       (Dollars In Thousands)
Total mortgage loans........................      $56,149      $57,318    $57,310    $41,892     $ 80,216   $292,885
Total non-mortgage loans....................       31,647       29,433     22,296      3,475        3,251     90,102
                                                  -------      -------    -------    -------     --------   --------
Total loans.................................      $87,796      $86,751    $79,606    $45,367     $ 83,467   $382,987
                                                  =======      =======    =======    =======     ========   ========

         Fixed- and Adjustable-Rate Loan Schedule. The following table sets forth the dollar amount of total loans due after one year from December 31, 1996 which have fixed interest rates or which have floating or adjustable interest rates.

                                                           Fixed               Adjustable
                                                           Rates                  Rates                   Total
                                                        -----------            -----------              ----------
                                                                          (Dollars In Thousands)
Mortgage loans..............................            $   120,483              $ 116,253              $  236,736
Non-mortgage loans..........................                 34,511                 23,944                  58,455
                                                        -----------              ---------              ----------
Total loans.................................            $   154,994              $ 140,197              $  295,191
                                                        ===========              =========              ==========

         Scheduled contractual amortization of loans does not reflect the anticipated actual term of the Bank's loan portfolio. The average life of loans is substantially less than their contractual terms because of prepayments and due on sale clauses, which give the Bank the right to declare a conventional loan immediately due and payable in the event, among other things, that borrower sells the real property subject to the mortgage.

         Loan Originations and Underwriting. The lending activities of the Bank are subject to written, non-discriminatory, underwriting standards and the loan origination procedures established by the Bank's Board of Directors. Loan originations are obtained by a variety of sources, including referrals from real estate brokers, developers, builders, existing customers, newspaper, radio, periodical advertising and walk-in customers. Loan applications are taken by lending personnel, and the loan department supervises the obtainment of credit reports, appraisals and other documentation involved with a loan. Property valuations are performed by one of a list of licensed independent certified appraisers approved annually by the Board of Directors. The Bank generally requires title insurance on all first mortgage loans secured by real estate. Hazard insurance is also required on all secured property and flood insurance is required if the property is within a designated flood plain.

         The Bank's loan approval process assesses the borrower's ability to repay the loan and the adequacy of the value of the property that will secure the loan. A loan application file is first reviewed by a loan officer of the Bank and then is submitted for approval to an officer with specific delegated authority from the Board of Directors to approve that type n of loan up to a certain amount. The legal lending limit of the Bank at December 31, 1996 was $15.5 million. In March of 1996, the Board of Directors approved an increase in the internal lending limit to one borrower to $5.0 million from $2.5 million, and an increase in the maximum non-commercial mortgage loan limit to $1.0 million from $500,000. In general, the maximum home equity loan the Bank will make is $100,000 and the maximum installment (automobile) loan the Bank will make is $50,000.

         The following table shows loans originated, purchased, loan reductions and the net change in the Bank's loan portfolio during the periods indicated.

                                                                    Years Ended December 31,
                                                          ---------------------------------------------------
                                                            1996               1995                   1994
                                                          ---------        -----------             ----------
                                                                           (Dollars In Thousands)
Loans receivable at beginning of period..........         $ 307,733         $  291,263             $  257,487
Originations:
  Residential....................................            42,318             23,363                 54,777
  Commercial real estate and multifamily.........             4,142              8,811                  8,025
  Commercial business loans......................            14,474              5,307                  6,131
  Home equity....................................            11,578              6,662                 10,055
  Other..........................................            16,787             16,375                  6,555
                                                          ---------         ----------             ----------
    Total originations...........................            89,299             60,518                 85,543

Purchased residential mortgage loans.............             1,534              5,038                     --
Loans acquired...................................            48,229                 --                     --
Transfer of mortgage loans to foreclosed
  real estate....................................               682                 --                     77
Repossession of assets in lieu of loans..........                41                 34                     --
Net charge offs..................................                52                 25                      9
Repayments.......................................            63,033             49,027                 51,681
                                                          ---------         ----------             ----------
Net loan activity................................            75,254             16,470                 33,776
                                                          ---------         ----------             ----------
    Total loans receivable at end of period......         $ 382,987         $  307,733             $  291,263
                                                          =========         ==========             ===========

         One- to Four-Family Real Estate Loans. The primary lending activity of the Bank is the origination of loans secured by first mortgage liens on one- to four-family residences. At December 31, 1996, $239.5 million, or 62.5%, of the Bank's total loan portfolio consisted of one- to four-family real estate loans.

         The loan-to-value ratio, maturity and other provisions of the loans made by the Bank generally have reflected the policy of making less than the maximum loan permissible under regulations in accordance with sound practices, market conditions and underwriting standards established by the Bank. The Bank's lending policies on one- to four-family owner occupied real estate loans generally limit the maximum loan-to-value ratio to 80% of the lesser of the appraised value or purchase price of the property and 75% of the appraised value or purchase price on condominiums.

         As of December 31, 1996, the Bank offered 30-year fixed and adjustable rate mortgage loans on one- to four-family residences. The Bank began to originate 30-year fixed-rate mortgage loans in early 1996. All residential mortgage loans are amortized on a monthly basis with principal and interest due each month. These loans include "due on sale" clauses, which are provisions giving the Bank the right to declare a loan immediately due and payable in the event the borrower sells or otherwise disposes of the real property subject to the mortgage. The Bank enforces due on sale clauses to the extent permitted under applicable laws. Substantially all of the Bank's residential mortgage loan portfolio consists of conventional loans.

         The Bank offers adjustable rate one- to four-family real estate loans, originated directly, which are fully amortizing loans with contractual maturities of up to 30 years. These loans have interest rates which are scheduled to adjust in accordance with designated indices. Initial rates are fixed for one, three, five or seven years before adjusting annually. The Bank currently offers its adjustable rate mortgage loans with a 2% cap on the rate adjustment per year and a 6% rate adjustment cap over the life of the loan. The Bank's underwriting standards for one year adjustable rate mortgages requires that it assess a potential borrower's ability to make principal and interest payments based on the initial note rate or the current index rate, whichever is greater at the time of application. Adjustable rate mortgages with initial payment periods greater than one year utilize the initial note rate. The Bank's adjustable rate mortgage loans are not convertible by their terms into fixed rate loans, do not contain prepayment penalties and do not produce negative amortization.

         Multi-Family and Commercial Mortgage Loans. At December 31, 1996, $53.4 million, or 14.0%, of the Bank's total loan portfolio consisted of loans secured by multi-family and commercial real estate. The Bank's multi-family and commercial mortgage loans include primarily loans secured by apartment buildings, small office buildings and small retail establishments. Substantially all of the Bank's multi-family and commercial mortgage loans are secured by properties located in the Bank's primary market area. Management believes that multi-family and commercial mortgage loans will continue to be an integral component of the Bank's loan portfolio. Originations of multi-family and commercial mortgage loans amounted to $4.1 million, $8.8 million and $8.0 million, or 4.6%, 14.6% and 9.4% of total loan originations in 1996, 1995 and 1994, respectively.

          The Bank originates both fixed and adjustable rate multi-family and commercial mortgage loans. The Bank currently offers multi-family and commercial mortgage loans with terms generally up to ten years amortizing over no more than a 20-year period, with no more than five years at a fixed rate of interest. Pursuant to the Bank's underwriting standards, it offers multi-family and commercial mortgage loans with loan-to-value ratios generally up to 70% of the lower of the purchase price or an independent appraisal. Those standards also require that the cash flow from the collateral, after consideration of expense and vacancy assumptions, be generally at least 120% of the debt service.

         The Bank requires appraisals of substantially all properties securing multi-family and commercial real estate loans. All appraisals are performed by an independent licensed appraiser from a list of appraisers approved by the Bank. In originating multi-family and commercial mortgage loans, the Bank considers the value of the property, the credit history of the borrower, cash flow of the project, location of the real estate and the quality of management involved with the property. Multi-family and commercial mortgage loans to corporations are generally guaranteed by the principals. The Bank may also require an environmental audit on such loans.

         Multi-family and commercial mortgage lending is generally considered to involve a higher degree of credit risk than one- to four-family residential lending. Such lending typically involves large loan balances concentrated in a single borrower or groups of related borrowers. In addition, the payment experience on loans secured by income-producing properties is typically dependent on the successful operation of the related real estate project and thus may be subject to a greater extent to adverse conditions in the real estate market or in the economy generally.

         The Bank also offers construction loans on commercial real estate properties. Construction financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate because of the uncertainties of construction, including the possibility of costs exceeding the initial estimates. Construction lending is generally limited to the Bank's primary lending area. Construction loans are structured to be converted to permanent loans at the end of the construction phase, which typically is no more than nine months. Construction loans have terms which generally match the non-construction loans then offered by the Bank except that during the construction phase the borrower only pays interest on the loan.

         Home Equity Loans. The Bank offers home equity fixed rate, home equity credit line and FHA title I property improvement loans. The home equity portfolio amounted to $28.1 million, or 7.3%, of the total loan portfolio as of December 31, 1996. Of this amount, $19.7 million, or 70.1%, were in the form of home equity fixed rate loans; $6.6 million, or 23.5% were in the form of home equity credit lines; and $1.8 million, or 6.4% were in the form of second mortgages.

         The home equity fixed rate loan is available on any owner-occupied one- to four-family home, townhouse, or condominium in the Bank's lending area. It is a fixed-rate mortgage which is based on the equity in the home, and is generally secured by a first or second mortgage on the residence. Loan amounts currently range from $5,000 to $100,000 (up to 75% of the appraised value of the home less any outstanding senior mortgage/lien). The current maximum term is 180 months.

         The home equity credit line is available on any owner-occupied one- to four-family home, townhouse, or condominium in the Bank's lending area. It is a variable rate mortgage which is based on the equity in the home, and is generally secured by a first or second mortgage on the residence. Loan amounts currently range from $5,000 to $100,000 (up to 75% of the appraised value of the home less any outstanding senior mortgage/lien).

         The FHA Title I property improvement loan is a fixed-rate installment loan available on any owner-occupied one- to four-family home in the Bank's lending area. Under the Title I program, the Bank makes loans from their own funds to eligible borrowers to finance property improvements, and the U.S. Department of Housing and Urban Development ("HUD") insures the Bank against loss if the borrower(s) defaults. Title I loans are not government loans or grants, and are not low interest-rate loans. HUD does not lend money or regulate interest rates. Currently, the maximum loan amount is $25,000, and the maximum term is 180 months. Any loan amount over $7,500 is secured by e a mortgage on the property. The Bank conducts an on-site inspection on any property improvement loan where the e principal obligation is $7,500 or more, and where the borrower(s) fails to submit a completion certificate.

         The second mortgage portfolio consists of purchased notes secured by second mortgages on real estate located throughout New Jersey. The purchases occurred between 1983 and 1991; however, the consumer lender is still servicing the portfolio, pursuant to the original agreement. The portfolio is 100% guaranteed by the consumer lender.

         Other Consumer Loans. Subject to the restrictions contained in federal laws and regulations, the Bank also is authorized to make loans for a wide variety of personal or consumer purposes. As of December 31, 1996, $27.5 million, or 7.2%, of the Bank's total loan portfolio, consisted of consumer loans (this figure does not include home equity fixed-rate, home equity credit line and second mortgage loans). The primary component of the Bank's consumer loan portfolio was $26.0 million of indirect and direct automobile loans. The indirect automobile loan portfolio is currently being outsourced for servicing. The servicer establishes dealer agreements, application processing and credit underwriting, documentation and legal support, loan billing and accounting, customer service, full collection support, and management reporting. The servicer does the preliminary underwriting and makes recommendations according to the Bank's underwriting criteria. However, the final credit decision is made by the Bank. Originations of such auto loans was $15.3 million during 1996.

         Automobile loans generally involve more credit risk than mortgage loans because of the type and nature of the 3 collateral. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness, and personal bankruptcy. In many cases, any repossessed collateral resulting from a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation and improper repair and maintenance of the underlying security. The remaining deficiency usually does not warrant further substantial collection efforts against the borrower.

         The Bank also has collateral loans secured by deposits, which as of December 31, 1996 amounted to $784,000. The collateral deposit loans are originated through the branches. The minimum loan amount is $1,000, and the maximum loan-to-value is 90% of the principal deposit balance. The loan is priced at 3% over the savings instrument rate. Deposit loans are payable on demand. However, payment of interest is due quarterly and payment to the loan principal can be made at any time provided the quarterly interest has been paid.

         Commercial Business Loans. Commercial business loans are generally provided to various types of closely held businesses located principally in the Bank's primary market area. The Bank's commercial business loans may be structured as short-term self-liquidating time notes and term loans. Time notes generally have terms of less than one year to accommodate seasonal peaks and valleys in the borrower's business cycle. Commercial business term loans generally have terms of seven years or less and interest rates which float in accordance with the prime rate, although the Bank also originates commercial business loans with fixed rates of interest. The Bank's commercial time notes and commercial term loans generally are secured by equipment, machinery or other corporate assets including real estate and receivables. The Bank generally obtains personal guarantees from the principals of the borrower with respect to all commercial business loans.

         The Bank, through its subsidiary, TSBusiness Finance Corporation ("TSBF"), provides secured lines of credit for businesses where conventional financing is unavailable or inadequate. TSBF's borrowing relationships include companies involved in manufacturing, wholesaling, distribution and service companies. Credit accommodations range from $500,000 to $5,000,000 for businesses in New Jersey and the greater Delaware Valley.

         Commercial business loans generally are deemed to entail significantly greater credit risk than that which is involved with residential real estate lending. The repayment of commercial business loans typically is dependent on the successful operations and income of the borrower. Such risks can be significantly affected by economic conditions. In addition, commercial business lending generally requires substantially greater oversight efforts compared to residential real estate lending.

         As of December 31, 1996, the Bank had $34.5 million of commercial business loans outstanding.

         Loan Origination and Other Fees. In addition to interest earned on loans, the Bank generally receives loan origination fees or "points" for originating loans. Loan points are a percentage of the principal amount of the mortgage loan and are charged to the borrower in connection with the origination of the loan. In accordance with SFAS No. 91, which deals with the accounting for non-refundable fees and costs associated with originating or acquiring loans, the Bank's loan origination fees and certain related direct loan origination costs are offset, and the resulting net amount is deferred and amortized as an adjustment to the yield of such loans over their contractual life. The increase in net deferred costs is a result of substantial originations of auto loans which have a net cost associated with their origination and minimal loan points being generated from mortgage loans.

Asset Quality

         Delinquent Loans. The following table sets forth information regarding number and total balance of loans delinquent 30 days to 59 days, 60 days to 89 days and 90 days or more as of December 31, 1996.

                                                            Commercial
                                           Mortgage          Business             Consumer          Total Loans
                                      -----------------  -----------------   -----------------   ------------------
                                      Number     Amount  Number    Amount     Number    Amount   Number     Amount
                                      ------     ------  ------    ------     ------    ------   ------     ------
                                                                 (Dollars in Thousands)
Loans delinquent for:
  30-59 days.....................       25       $1,755    62     $   1,708     52      $   347    139      $ 3,810
  60-89 days.....................        6          459    10           231     20           98     36          788
  90 days and over...............       37        2,277    19         1,183     20          244     76        3,704
                                        --       ------    --     ---------     --      -------    ---      -------
    Total delinquent loans.......       68       $4,491    91     $   3,122     92      $   689    251      $ 8,302
                                        ==       ======    ==     =========     ==      =======    ===      =======

         Non-Performing Assets. The loan portfolio is reviewed on a regular basis by management and, in addition, the commercial business loan portfolio is reviewed periodically by an independent loan review consulting firm. The loans are placed on a non-accrual status when, in the opinion of management, there is reasonable probability of loss or principal or the collection of additional interest is deemed insufficient to warrant further accrual. Generally, the Bank's loans are placed on a non-accrual status when a default of principal or interest has existed for a period of 90 days except when, in the opinion of management, the collection of the principal or interest is reasonably anticipated or adequate collateral exists. In addition, the Bank places any loan on non-accrual if any part of it is classified as doubtful or loss or if any part has been charged to the allowance for loan losses. When a loan is placed on non-accruing status, total interest accrued and unpaid to date is reversed.

         Real estate owned consists of property acquired through formal foreclosures and acquired by deed in lieu of foreclosure, and is recorded at the lower of cost or fair value. Write-downs from cost to fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value as determined by an independent appraisal, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. At December 31, 1996, the Bank had three properties classified as real estate owned.

         As part of the acquisition of BCB, the Bank acquired BCB's loan portfolio. BCB's underwriting standards and related risk characteristics of the loan portfolio differed from those of the Bank. The addition of this portfolio has increased the Bank's non-performing portfolio and negatively effected certain coverage ratios. However, management believes that the Bank's asset quality remains strong. Management believes that the allowance for loan losses is adequate based on historical experience, the volume and type of lending conducted by the Bank, the amount of non-performing loans, general economic conditions and other factors relating to the Bank's loan portfolio. However, there can be no assurance that actual losses will not exceed estimated amounts.

         As of December 31, 1996, the Bank's total non-performing loans and foreclosed assets amounted to $3.4 million, or 0.89% of net loans, compared to $2.2 million, or 0.72% of net loans at December 31, 1995.

         The following table sets forth information as of December 31, 1996, 1995 and 1994 concerning non-performing assets in dollar amounts and as a percentage of the Bank's net loans and total assets.

                                                                                  At December 31,
                                                              ----------------------------------------------------
                                                                 1996                 1995                 1994
                                                              ---------             --------             ---------
                                                                              (Dollars In Thousands)
Accruing loans 90 days or greater (1)..............                  --             $     10             $     448
Non-accruing loans:
  Mortgage loans...................................               1,756                1,008                   994
  Non-mortgage loans...............................               1,195                  114                    31
Troubled debt restructured loans...................                 206                1,052                 1,044
Total non-performing loans.........................           $   3,157             $  2,184             $   2,517
                                                              ---------             --------             ---------
Foreclosed assets..................................                 253                   34                    77
Total non-performing assets........................           $   3,410             $  2,218             $   2,594
                                                              =========             ========             =========
Total non-performing loans as a percentage
  of net loans.....................................               0.83%                0.71%                 0.87%
                                                              =========             ========             =========
Total non-performing assets as a percentage
  of total assets..................................               0.57%                0.43%                 0.59%
                                                              =========             ========             =========

--------------------
(1) Excludes $753,000 of loans at December 31, 1996 which are greater than 90 days past maturity, but current as to interest.

         Classified Assets. Federal regulations require that each insured savings institution classify its assets on a regular basis. There are three classifications for problem assets: "substandard," "doubtful" and "loss." Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of some loss. An asset classified loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Another category designated "special mention," although not a "classification," also must be established and maintained for assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified loss, the insured institution must either establish specific loan losses in the amount of 100% of the portion of the asset classified loss, or charge-off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. Federal examiners may disagree with an insured institution's classifications and amounts reserved and have the authority to require a savings institution to classify additional assets, or to change the classification of existing classified assets, and, if appropriate, to establish additional reserves. At December 31, 1996, the Bank had $1.4 million of loans classified as special mention, $4.3 million classified as substandard and $0.6 million classified as doubtful or loss. As of December 31, 1996, total classified assets, which includes repossessed assets, amounted to 1.1% of total assets.

         Allowance for Loan Losses. It is management's policy to maintain an allowance for estimated loan losses based upon an assessment (1) in the case of residential loans, management's review of delinquent loans, loans in foreclosure and market conditions, (2) in the case of commercial business loans and commercial mortgage loans, when a significant decline in value can be identified and (3) in the case of consumer loans, based on the assessment of risks inherent in the loan portfolio. Although management uses available information to make such determinations, future adjustments to allowances may be necessary based on economic and market conditions and as a result of future examinations by regulatory authorities, and net earnings could be significantly affected, if circumstances differ substantially from the assumptions used in making the initial determinations. At December 31, 1996, the Bank's allowance for loan losses, which includes a general valuation allowance, amounted to $2.9 million compared to $1.8 million at December 31, 1995.

         The following table sets forth an analysis of the Bank's allowance for loan losses during the periods indicated.

                                                              At or for the Year Ended December 31,
                                            ----------------------------------------------------------------------
                                               1996         1995              1994             1993         1992
                                            ----------   ----------        ----------       ----------     -----
                                                                    (Dollars In Thousands)
Total loans outstanding.................    $  382,987    $ 307,733      $  291,263       $  257,487    $  203,238
                                            ==========    =========      ==========       ==========     =========
Average loans outstanding...............    $  337,780    $ 297,043      $  282,068       $  231,375    $  187,839
                                            ==========    =========      ==========       ==========    ==========
Balance at beginning of period..........    $    1,767    $   1,642      $    1,471       $      634    $      100
Charge-offs:
  Mortgage loans........................           (67)          --              --               --            --
  Consumer loans........................           (34)         (32)            (23)              --            --
  Commercial business loans.............            (9)          --              --              (43)           --
Recoveries..............................            58            7              14               --            14
                                            ----------    ---------      ----------       ----------    ----------
Net charge-offs.........................           (52)         (25)             (9)             (43)           14
Provision for loan losses...............            --          150             180              880           520
                                            ----------    ---------      ----------       ----------    ----------
Acquired allowance......................         1,186           --              --               --            --
                                            ----------    ---------      ----------       ==========    ==========
Balance at end of period................    $    2,901    $   1,767      $    1,642       $    1,471           634
                                            ==========    =========      ==========       ==========    ==========

Allowance for loan losses as a percentage
  of total loans outstanding............          0.76%        0.57%           0.56%            0.57%         0.31%
                                            ==========    =========      ==========       ==========    ==========

Net charge-offs as a percentage of average
  loans outstanding.....................          0.02%        0.01%           0.00%            0.02%         0.00%
                                            ==========    =========      ==========       ==========    ==========

Allowance for loan losses to
  non-performing loans..................         91.89%       80.91%          65.24%           80.65%        38.35%
                                            ==========    =========      ==========       ==========    ==========

         The following table sets forth the allocation of allowance for loan losses by loan category for the periods indicated.

                                                                             At December 31,
                                                --------------------------------------------------------------------
                                                        1996                   1995                    1994
                                                ----------------------  --------------------  ----------------------
                                                               % of                   % of                    % of
                                                               Total                  Total                  Total
                                                 Amount     Loans (1)    Amount    Loans (1)    Amount     Loans (1)
                                                --------    ---------   --------   ---------   --------    ---------
                                                                       (Dollars in Thousands)
Balance at end of period applicable to:
  Mortgage loans............................    $    906       0.31%    $    591      0.23%    $    593       0.24%
  Consumer loans............................         877       1.58          610      1.50          453       1.50
  Commercial business loans.................         813       2.36          116      1.00           90       1.00
  Unallocated...............................         305       0.08          450      0.15          506       0.17
                                                --------     ------     --------     -----     --------     ------
    Total allowance for loan losses.........    $  2,901       0.76%    $  1,767      0.57%    $  1,642       0.56%
                                                ========     ======     ========     =====     ========     ======

------------------------------------
(1) Represents percentage of loans in each category to total loans.

Investment Activities

         Federally chartered savings institutions have authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies and of state and municipal governments, certificates of deposit at federally insured banks and savings institutions, certain bankers' acceptances and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest a portion of their assets in commercial paper, corporate debt securities and mutual funds, the assets of which conform to the investments that federally chartered savings institutions are otherwise authorized to make directly. In addition, the Bank has certain additional investment authority under OTS regulations as a result of certain grandfathered powers permitted under the terms of the approval of its conversion from state to federal charter.

         The following table sets forth certain information relating to the Bank's investment securities and mortgage-backed securities held to maturity and securities available for sale at the dates indicated.

                                                                          At December 31,
                                                  -----------------------------------------------------------------
                                                          1996                  1995                 1994
                                                  --------------------  --------------------  ---------------------
                                                  Amortized     Market  Amortize      Market  Amortized     Market
                                                    Cost        Value      Cost       Value      Cost       Value
                                                  ---------    -------  --------    --------  ---------    --------
                                                                      (Dollars in Thousands)
Investments and mortgage-backed
 securities held to maturity:
United States Government Agency obligations.....    17,042      16,907     24,934     24,928      5,826       5,666
Obligations of State and political subdivisions.     3,400       3,497      1,055      1,156      1,055       1,081
Federal Home Loan Bank stock....................     3,089       3,089      2,864      2,864      2,495       2,495
Mortgage-backed securities......................    48,618      48,587     54,316     55,032     35,087      34,096
Other corporate bonds...........................    17,493      17,521     10,955     11,041     20,136      19,991
                                                   -------    --------   --------   --------   --------    --------
Total investments held to maturity including
  Federal Home Loan  Bank stock.................    89,642      89,601     94,124     95,021     64,599      63,329
                                                   -------    --------   --------   --------   --------    --------
Securities available for sale: (1)
United States Treasury securities...............    65,336      65,507         --         --         --          --
United States Government and Agency obligations.     9,924       9,767     75,955     76,653     51,958      50,866
Equity securities...............................       894       3,201      2,536      7,123      8,375      14,095
Other bonds.....................................     9,151       9,172         --         --         --          --
                                                   -------    --------   --------   --------   --------    --------
  Total securities available for sale...........    85,305      87,647     78,491     83,776     60,333      64,961
                                                   -------    --------   --------   --------   --------    --------
Total investments...............................  $174,947    $177,248   $172,615   $178,797   $124,932    $128,290
                                                   ========   ========   ========   ========   ========    ========

--------------------------
(1) The Bank adopted FASB No. 115 "Accounting for Investments" as of January 1, 1994 and transferred certain securities held to maturity to available for sale. See the notes to the audited financial statements.

         As of December 31, 1996, the Bank's investment securities held to maturity portfolio had a carrying value of $41.0 million, of which $17.0 million were securities issued by U.S. Agencies and other governmental subdivisions and $20.9 million were corporate and municipal bonds. As of that same date, the Bank's securities available for sale portfolio had an estimated market value of $87.6 million, of which $75.3 million were securities issued by the U.S. Treasury and federal government agencies, $3.2 million were common stocks and $9.2 million were other bonds.

         At December 31, 1996, $9.2 million, or 10.3%, of the $89.6 million of total securities held to maturity by the Bank were scheduled to mature within one year and had a weighted average yield of 5.8%. At December 31, 1996, $40.4 million, or 47.4%, of the $85.3 million of securities available for sale by the Bank were scheduled to mature within one year and had a weighted average yield of 6.1%.

         The investment portfolio on December 31, 1996 included $8.1 million of holdings acquired as a result of the acquisition of BCB. This portfolio consists of Treasury and Agency obligations, obligations of state and political subdivisions, and corporate bonds.

         The following table sets forth the scheduled maturities, carrying values, amortized cost, market values and weighted average yields for the Bank's investment portfolio at December 31, 1996.

                                                               At December 31, 1996
                                        -------------------------------------------------------------------
                                           Within One Year      One to Five Years      Five to Ten Years
                                        ---------------------  --------------------  ---------------------
                                                     Weighted              Weighted               Weighted
                                        Amortized    Average   Amortized   Average   Amortized    Average
                                          Cost        Yield      Cost       Yield      Cost        Yield
                                        ---------    --------  ---------   --------  ---------    ---------
                                                                    (Dollars in Thousands)
Investments and mortgage-backed
securities held to maturity:

Mortgage-backed securities..........     $ 3,014        6.2%   $ 28,776       6.3%    $ 1,405        9.5%
Federal Home Loan Bank stock........          --         --          --        --          --         --
United States Agency obligations              --         --      17,042       6.1%         --         --
Obligations of State and political
  subdivisions......................       1,515        4.1%        799       4.9%        285        4.8%
Corporate bonds.....................       4,687        6.0%     11,513       5.9%      1,293        7.0%
                                         -------                -------               -------
  Total investments held to maturity     $ 9,216                $58,130               $ 2,983
                                         =======                =======               =======

Securities available for sale:

United States Treasury
  securities........................     $39,425        6.2%    $25,911       5.8%    $    --         --
United States agency obligations              50        6.0%        598       6.2%      9,276        6.7%
Equity securities...................         894        2.1%         --        --          --         --
Other bonds.........................          55        4.0%      8,124       6.1%        972        6.3%
                                         -------                -------               -------
  Total securities available for sale    $40,424                $34,633               $10,248
                                         =======                =======               =======

                                                        At December 31, 1996
                                         ------------------------------------------------------
                                         More than Ten Years              Total
                                         -------------------- ---------------------------------
                                                     Weighted                         Weighted
                                         Amortized    Average  Amortized   Market      Average
                                           Cost        Yield     Cost       Value       Yield
                                         ---------   --------- ---------   -------     --------
                                                        (Dollars in Thousands)
Investments and mortgage-backed
securities held to maturity:

Mortgage-backed securities..........      $15,423       7.5%    $48,618    $48,587       6.7%
Federal Home Loan Bank stock........        3,089       6.4%      3,089      3,089       6.4%
United States Agency obligations               --        --      17,042     16,907       6.1%
Obligations of State and political
  subdivisions......................          801       6.9%      3,400      3,497       5.0%
Corporate bonds.....................           --        --      17,493     17,521       6.0%
                                          -------               -------    -------
  Total investments held to maturity      $19,313               $89,642    $89,601
                                          =======               =======    =======

Securities available for sale:

United States Treasury
  securities........................      $    --        --     $65,336    $65,507       6.0%
United States agency obligations               --        --       9,924      9,767       6.6%
Equity securities...................           --        --         894      3,201       2.1%
Other bonds.........................           --        --       9,151      9,172       6.1%
                                          -------               -------    -------
  Total securities available for sale     $    --               $85,305    $87,647
                                          =======               =======    =======

         Cash and Cash Equivalents. The Bank also had cash and cash equivalents consisting primarily of cash due from banks and federal funds sold totalling $20.9 million and $16.3 million at December 31, 1996 and December 31, 1995, respectively.

Mortgage-Backed Securities

         The Bank has invested in a portfolio of mortgage-backed securities which are insured or guaranteed by Freddie Mac, the Government National Mortgage Association ("GNMA") or Fannie Mae. Mortgage-backed securities increase the liquidity and the quality of the Bank's assets by virtue of their greater liquidity compared to individual mortgage loans, the guarantees that back the securities themselves and their ability to be used to collateralize borrowings or other obligations of the Bank, including repurchase agreements. In addition, at December 31, 1996, 24.8% of the Bank's mortgage-backed securities portfolio consisted of pools of adjustable rate mortgages. Mortgage-backed securities of this type serve to reduce the interest rate risk associated with changes in interest rates. Also, 70.3% of the Bank's mortgage-backed securities consist of five- to seven-year balloon maturities, providing further protection against interest rate increases.

         The following table sets forth the activity in the Bank's mortgage-backed securities portfolio including mortgage-backed securities available for sale category during the periods indicated.

                                                                                  At December 31,
                                                         ------------------------------------------------------------------
                                                                1996                    1995                    1994
                                                         -------------------    --------------------    -------------------
                                                          Amount     Percent     Amount      Percent     Amount     Percent
                                                          ------     -------     ------      -------     ------     -------
                                                                               (Dollars In Thousands)
Mortgage-backed securities at beginning of period ....   $ 55,069     113.3%    $  36,161      66.6%    $ 33,169      94.5%
Purchases.............................................      6,065      12.5        25,495      46.9        9,540      27.2
Repayments............................................    (12,177)    (25.0)       (6,700)    (12.3)      (6,576)    (18.7)
Net discount (premium) amortization...................         94       0.2           113       0.2           28       0.1
 Amortized cost of mortgage backed securities
    at end of period..................................     49,051     100.9        55,069     101.4       36,161     103.1
Carrying value adjustment (1).........................       (433)     (0.9)         (753)     (1.4)      (1,074)     (3.1)
                                                         --------                --------               --------
 Carrying value of mortgage-backed securities
    at end of period..................................   $ 48,618     100.0%    $  54,316     100.0%    $ 35,087     100.0%
                                                         ========               =========               ========

--------------------------
(1) During 1994, the Bank transferred mortgage-backed securities from available for sale to held to maturity at market value and is amortizing this adjustment over the estimated remaining life of the related securities.


         At December 31, 1996, the Bank's mortgage-backed securities in the held to maturity category had a carrying value and estimated market value of $48.6 million. Of the $48.6 million portfolio, $31.8 million was scheduled to mature in five years or less and $15.4 million was scheduled to mature after ten years. Due to prepayments of the underlying loan, the actual maturities of mortgage-backed securities generally are substantially less than the scheduled maturities. The mortgage-backed securities held to maturity include a valuation allowance of $0.4 million at December 31, 1996. These securities were designated as available for sale portfolio on January 1, 1994 upon the adoption of SFAS No. 115 and were subsequently transferred to held to maturity on October 1, 1994. The October 1, 1994 transfer was designed to more accurately reflect the Bank's then current intent to hold these securities to maturity. The unrealized loss at the time of the October 1, 1994 transfer is being amortized to equity over the estimated life of the related mortgage-backed securities.

         The $31.8 million of mortgage-backed securities which were scheduled to mature in five years or less at December 31, 1996 qualify for regulatory liquidity and have fixed interest rates. Of the Bank's total investment in mortgage-backed securities at December 31, 1996, $47.0 million consisted of Freddie Mac certificates and $1.6 million consisted of GNMA certificates. See
Note 7 to the Financial Statements for additional information.

Sources of Funds

         General. Deposits are the primary source of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from loan principal repayments. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. They may also be used on a longer term basis for general business purposes.

         Deposits. The Bank's deposits are attracted principally from within the Bank's primary market area through the offering of a broad selection of deposit instruments, money market accounts, regular savings accounts, and term certificate accounts. Deposit account terms vary, with the principal differences being the minimum balance required, the time periods the funds must remain on deposit and the interest rate.

         Interest rates paid, maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. Determination of rates and terms are predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations. The Bank does not advertise for deposits outside its primary market area and does not utilize the services of deposit brokers.

         The following table sets forth the dollar amount of deposits in the various types of deposit programs offered by the Bank at the dates indicated.

                                                                        At December 31,
                                            ----------------------------------------------------------------------
                                                     1996                     1995                    1994
                                            ---------------------      ------------------       ------------------
                                              Amount      Percent      Amount     Percent       Amount    Percent
                                              ------      -------      ------     -------       ------    -------
                                                                    (Dollars in Thousands)
Certificates of deposit.................    $  296,546      60.4%     $  261,797    63.7%     $  224,518    59.5%

Transaction accounts:
  Savings, passbook statement and
   club accounts........................       104,479      21.3          92,965    22.6          99,652    26.4
  Demand deposits and NOW accounts......        90,221      18.3          56,008    13.7          53,389    14.1
                                            ----------     -----      ----------   -----      ----------   -----
    Total transaction accounts..........       194,700      39.6         148,973    36.3         153,041    40.5
                                            ----------     -----      ----------   -----      ----------   -----
    Total deposits......................    $  491,246     100.0%     $  410,770   100.0%     $  377,559   100.0%
                                            ==========     =====      ==========   =====      ==========   =====

         The following table sets forth the change in dollar amounts of the various types of deposit accounts offered by the Bank between the dates indicated.

                                                                 Year Ended December 31,
                                      -------------------------------------------------------------------------------
                                                1996                            1995                      1994
                                      --------------------------       --------------------------    ----------------
                                      Amount  Percent   $ Change       Amount   Percent  $ Change    Amount   Percent
                                      ------  -------   --------       ------   -------  --------    ------   -------
                                                                (Dollars in Thousands)
Certificates of deposit:
  Maturing within 12 months......   $ 188,744   38.4%   $   5,086     $183,658    44.7%   $57,884   $125,774    33.3%
  Maturing within 13-24 months...      39,803    8.2       11,883       27,920     6.7     (8,517)    36,437     9.7
  Maturing within 25-36 months...      20,298    4.1       (7,455)      27,753     6.8     (2,341)    30,094     8.0
  Maturing beyond 36 months......      47,701    9.7       25,235       22,466     5.5     (9,747)    32,213     8.5
                                    ---------  -----    ---------     --------   -----    -------   --------   -----
    Total certificates of deposit     296,546   60.4       34,749      261,797    63.7     37,279    224,518    59.5
                                    ---------  -----    ---------     --------   -----    -------   --------   -----

Transaction accounts:
  NOW............................      16,431    3.3        6,876        9,555     2.3         38      9,517     2.5
  Noninterest-bearing demand.....      25,366    5.2       14,566       10,800     2.6      1,405      9,395     2.5
  Passbook statement.............     104,210   21.2       11,464       92,746    22.6     (6,694)    99,440    26.3
  Club accounts..................         269    0.1           50          219     0.1          7        212     0.1
  Money market demand deposits...      44,794    9.1       11,899       32,895     8.0      1,349     31,546     8.3
  Other..........................       3,630    0.7          872        2,758     0.7       (173)     2,931     0.8
                                    ---------  -----    ---------     --------   -----    -------   --------   -----
    Total transaction accounts...     194,700   39.6       45,727      148,973    36.3     (4,068)   153,041    40.5
                                    ---------  -----    ---------     --------   -----    -------   --------   -----
      Total deposits.............   $ 491,246  100.0%   $  80,476     $410,770   100.0%   $33,211   $377,559   100.0%
                                    =========  =====    =========     ========   =====    =======   ========   =====

         The following table shows the interest rate and maturity information for the Bank's certificates of deposit at December 31, 1996.

                                                           Over 1          Over 2
                                            1 Year         Through         Through         Over 3
Interest Rate                               or Less        2 Years         3 Years          Years           Total
                                           ---------      ---------       ---------       ---------      --------
                                                                   (Dollars in Thousands)
3-4%  ..............................       $  1,718        $    --        $     --        $     --        $  1,718
4.01-5%.............................          5,999             --              --              --           5,999
5.01-6%.............................        181,027         39,803          20,298          31,795         272,923
6% and above........................             --             --              --          15,906          15,906
                                           --------        -------        --------        --------        --------
  Total.............................       $188,744        $39,803        $ 20,298        $ 47,701        $296,546
                                           ========        =======        ========        ========        ========

         The following table sets forth the scheduled maturities of the Bank's certificates of deposit having principal amounts of $100,000 or more at December 31, 1996.



                                                      Certificates
         Maturity Period                               of Deposit
                                                     --------------
                                                     (In Thousands)

         Three months or less......................     $    8,671
         Over three through six months.............            490
         Over six through twelve months............            407
         Over twelve months........................         16,525
                                                        ----------
           Total...................................     $   26,093
                                                        ==========

         The following table sets forth the savings activities of the Bank during the periods indicated.

                                                                   Year Ended December 31,
                                                   ------------------------------------------------------------
                                                      1996                  1995                     1994
                                                   ------------------------------------------------------------
                                                                    (Dollars In Thousands)
Net (decrease) increase before
  interest credited and assumption
  of liabilities...........................        $  (10,642)           $   (17,773)           $       (19,132)
Deposit liabilities acquired...............            73,177                 33,974                         --
Interest credited..........................            17,941                 17,010                     12,851
                                                   ----------            -----------             --------------
Net (decrease) increase in deposits........        $   80,476            $    33,211             $       (6,281)
                                                   ==========            ===========             ===============

         The following table sets out the average balances in the main categories of the Bank's deposit base, for the periods indicated.

                                                          1996                  1995                   1994
                                                  ------------------    --------------------   -------------------
                                                   Average   Average     Average    Average     Average    Average
                                                   Balance    Rate       Balance      Rate      Balance     Rate
                                                   -------   -------     -------    -------     -------    -------
                                                                      (Dollars in Thousands)
Average certificates of deposit                   $271,362    5.18%      $251,932     5.16%     $220,873    4.04%
Interest-bearing savings deposits...............    94,569    2.54        112,269     2.59       106,435    2.50
Money market accounts...........................    33,841    3.54         28,162     3.09        32,466    3.26
Demand deposit accounts.........................    16,971    1.74         12,479     1.85        12,221    1.50
Other deposit accounts..........................    15,195      --         11,303       --         9,143      --
Average core deposits...........................   160,576    2.43        164,213     2.44       160,265    2.44

  Total average deposits........................  $431,938    4.15%      $416,145     4.09%     $381,138    3.37%
                                                  ========               ========               ========

         Borrowings. The Bank may obtain advances from the FHLB of New York upon the security of the common stock it owns in that bank and certain of its residential mortgage loans, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Such advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending. The Bank has never obtained advances from the FHLB. However, in January of 1997, the Board of Directors approved a specific borrowing in the amount of $30 million for reinvestment in federal agency securities. Management may periodically recommend to the Board similar borrowing opportunities.

         Quarterly Financial Information. The following table summarizes certain 1996 and 1995 quarterly financial data.

                                                                      Quarter Ended
                                             ----------------------------------------------------------------
                                             December 31,      September 30,      June 30,          March 31,
                                                 1996             1996              1996             1996
                                             ------------     --------------     ----------       -----------
                                                                       (In Thousands)
Interest income...........................   $     10,241     $     8,970         $  8,850        $   8,842
Interest expense..........................          5,076           4,356            4,217            4,292
Net interest income.......................          5,165           4,614            4,633            4,550
Provision for loan losses.................             --              --               --               --
Gain on security transactions.............            650              --              617            1,572
Operating expenses........................          3,235           2,369            2,002            2,063
Income before tax expense.................          3,037           2,430            3,410            4,234
Net income for the quarter................          1,943           1,556            2,183            2,709
Earnings per share........................           0.22            0.17             0.25             0.30

                                                                      Quarter Ended
                                             ----------------------------------------------------------------
                                             December 31,      September 30,      June 30,          March 31,
                                                 1995             1995              1995             1995
                                             ------------     --------------     ----------       -----------
                                                                       (In Thousands)
Interest income...........................   $      8,852     $     8,898         $  8,185        $   7,583
Interest expense..........................          4,420           4,593            4,301            3,696
Net interest income.......................          4,432           4,305            3,884            3,887
Provision for loan losses.................             15              45               45               45
Gain (loss) on security transactions......            884             937            1,525              847
Operating expenses........................          2,085           1,843            2,017            1,847
Income before tax expense.................          3,402           3,546            3,505            3,059
Net income for the quarter................          2,178           2,269            2,244            1,957
Earnings per share........................           0.24             N/A              N/A              N/A

Competition

         The Bank faces strong competition both in attracting deposits and making real estate and other loans. Its most direct competition for deposits has historically come from other savings institutions, commercial banks and credit unions located in central New Jersey, including many large financial institutions which have greater financial and marketing resources available to them. The Bank has eight branches in Mercer County, five in Burlington County and one in Ocean County. In addition, the Bank has faced additional competition for investors' funds from short-term money market securities and corporate stocks and bonds. The ability of the Bank to attract and retain savings deposits depends on its ability to generally provide a rate of return, liquidity and risk comparable to that offered by competing investment opportunities.

         The Bank competes for loans principally from other savings institutions, commercial banks, and mortgage banking companies. The Bank competes for loans principally through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers. TSBF also markets asset-based lending products within the same geographic areas. Competition may increase as a result of the continuing reduction of restrictions on the interstate operations of financial institutions.

Personnel

         The Bank and its subsidiary TSBF had 121 full-time employees and 31 part-time employees at December 31, 1996. None of these employees is party to a collective bargaining agreement, and the Bank believes that it enjoys good relations with its personnel.

                           REGULATION AND SUPERVISION

         As a federally chartered BIF-insured savings association, the Bank is subject to examination, supervision and extensive regulation by the OTS and the FDIC. The Bank is a member of the Federal Home Loan Bank ("FHLB") system. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The Bank also is subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") governing reserves to be maintained against deposits and certain other matters. The OTS examines the Bank and prepares reports for the consideration of the Bank's Board of Directors on any deficiencies that they may find in the Bank's operations. The FDIC also examines the Bank in its role as the administrator of the BIF. The Bank's relationship with its depositors and borrowers also is regulated to a great extent by both federal and state laws especially in such matters as the ownership of savings accounts and the form and content of the Bank's mortgage documents. Any change in such regulation, whether by the FDIC, OTS, or Congress, could have a material adverse impact on the Holding Company and the Bank and their operations.

Federal Regulation of Savings Institutions

         Business Activities. The activities of savings institutions are governed by the Home Owners' Loan Act, as amended (the "HOLA") and, in certain respects, the Federal Deposit Insurance Act (the "FDI Act"). The federal banking statutes, as amended by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and Federal Deposit Insurance Corporation Improvement Act ("FDICIA") (1) restrict the solicitation of brokered deposits by savings institutions that are troubled or not well-capitalized, (2) prohibit the acquisition of any corporate debt security that is not rated in one of the four highest rating categories, (3) restrict the aggregate amount of loans secured by non-residential real estate property to 400% of capital, (4) permit savings and loan holding companies to acquire up to 5% of the voting shares of non-subsidiary savings institutions or savings and loan holding companies without prior approval, and (5) permit bank holding companies to acquire healthy savings institutions. The description of statutory provisions and regulations applicable to savings associations set forth herein does not purport to be a complete description of such statutes and regulations and their effect on the Bank.

         Loans to One Borrower. Under the HOLA, savings institutions are generally subject to the national bank limits on loans to one borrower. Generally, savings institutions may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of the Bank's unimpaired capital and surplus on an unsecured basis. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain securities and bullion, but generally does not include real estate. The Bank's maximum legal loan-to-one-borrower limit was $15.5 million at December 31, 1996. The Bank's internal lending limit is $5.0 million to any one borrower. As of December 31, 1996, the Bank was in compliance with its loans-to-one-borrower limitations.

         Qualified Thrift Lender Test. The HOLA requires savings institutions to meet a qualified thrift lender ("QTL") test. Under the QTL test, a savings association is required to maintain at least 65% of its "portfolio assets" (total assets less (i) specified liquid assets up to 20% of total assets, (ii) intangibles, including goodwill, and (iii) the value of property used to conduct business) in certain "qualified thrift investments," primarily residential mortgages and related investments, including certain mortgage-backed and related securities on a monthly average basis in 9 out of every 12 months. A savings association that fails the QTL test must either convert to a bank charter or operate under certain restrictions. As of December 31, 1996, the Bank maintained 79.25% of its portfolio assets in qualified thrift investments and, therefore, met the QTL test.

         Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital. The rule establishes three tiers of institutions, which are based primarily on an institution's capital level. An institution, such as the Bank, that exceeds all fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 Association") and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of: (i) 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year; or (ii) 75% of its net earnings for the previous four quarters; provided that the institution would not be undercapitalized, as that term is defined in the OTS Prompt Corrective Action regulations, following the capital distribution. Any additional capital distributions would require prior regulatory approval. In the event the Bank's capital fell below its fully-phased in requirement or the OTS notified it that it was in need of more than normal supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. See "--Holding Company Regulation--Waiver of Dividends."

         Liquidity. The Bank is required to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, specified U.S. Government, state or federal agency obligations, shares of certain mutual funds and certain corporate debt securities and commercial paper) equal to a monthly average of not less than a specified percentage of its net withdrawable deposit accounts plus borrowings payable in one year or less. This liquidity requirement which is currently 5%, may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the savings flow of member institutions. OTS regulations also require each savings institution to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1%) of the total of its net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet these liquidity requirements. The Bank's average liquidity ratio for the quarter ended December 31, 1996 was 38.26%, which exceeded the then applicable requirements. The Bank has never been subject to monetary penalties for failure to meet its liquidity requirements.

         Community Reinvestment. Under the Community Reinvestment Act (the "CRA"), as implemented by OTS regulations, a savings institution has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA rating system identifies four levels of performance that may describe an institution's record of meeting community needs: outstanding, satisfactory, needs to improve and substantial non-compliance. The CRA also requires all institutions to make public disclosure of their CRA ratings. The CRA regulations were recently revised. Effective July 1, 1995, the OTS will assess the CRA performance of a savings institution under s lending, service and investment tests, and based on such assessment, will assign an institution in one of the four above-referenced ratings. The Bank received an outstanding CRA rating under the current CRA regulations in its most recent federal examination by the OTS.

         Transactions with Related Parties. The Bank's authority to engage in transactions with related parties or "affiliates" (i.e., any company that controls or is under common control with an institution, including the Holding Company and any non-savings institution subsidiaries) or to make loans to certain insiders, is limited by Sections 23A and 23B of the Federal reserve Act ("FRA"). Section 23A limits the aggregate amount of transactions with any individual affiliate to 10% of the capital and surplus of the savings institution and also limits the aggregate amount of transactions with all affiliates to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in Section 23A and the purchase of low quality assets from affiliates is generally prohibited. Section 23B provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

         Enforcement. Under the FDI Act, the OTS has primary enforcement responsibility over savings institutions and has the authority to bring enforcement action against all "institution-related parties," including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institutions, receivership, conservatorship or the termination of deposit insurance. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. Criminal penalties for most financial institution crimes include fines of up to $1 million and imprisonment for up to 30 years. Under the FDI Act, the FDIC has the authority to recommend to the Director of OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances.

         Standards for Safety and Soundness. The federal banking agencies adopted a final regulation and Interagency Guidelines Prescribing Standards for Safety and Soundness ("Guidelines") to implement the safety and soundness standards required under the FDI Act. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The standards set forth in the Guidelines address internal controls and information systems; internal audit system; credit underwriting; loan documentation; interest rate risk exposure; asset growth; and compensation, fees and benefits. The agencies also adopted a proposed rule which proposes asset quality and earnings standards which, if adopted, would be added to the Guidelines. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDI Act. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

         Capital Requirements. The OTS capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard, a 3.0% leverage ratio (or core capital ratio) and an 8.0% risk-based capital standard. Core capital is defined as common stockholders' equity (including retained earnings), certain non-cumulative perpetual preferred stock and related surplus, minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain qualifying supervisory goodwill and certain purchased mortgage servicing rights ("PMSRs"). Tangible capital is defined as core capital less all intangible assets (including supervisory goodwill) plus a specified amount of PMSRs. The OTS regulations also require that, in meeting the tangible ratio, leverage and risk-based capital standards, institutions must deduct investments in and loans to subsidiaries engaged in activities not permissible for a national bank, and unrealized gains (losses) on certain available for sale securities.

         The risk-based capital standard for savings institutions requires the maintenance of Tier 2 (core) and total capital (which is defined as core capital and supplementary capital) to risk weighted assets of 4.0% and 8.0%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight of 0% to 100%, as assigned by the OTS capital regulation based on the risks the OTS believes are inherent in the type of asset. The components of Tier 1 (core) capital are equivalent to those discussed earlier under the 3.0% leverage ratio standard. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and allowance for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25%. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

         At December 31, 1996, the Bank exceeded each of the three OTS capital requirements on a fully phased-in basis. Set forth below is a summary of the Bank's compliance with the OTS capital standards as of December 31, 1996.

                                                                         OTS Requirements
                                                               -------------------------------------------
                                                                     Minimum         For Classification
                                               Actual           Capital Adequacy     as Well Capitalized
                                       --------------------    -------------------  ----------------------
                                        Amount       Ratio      Amount     Ratio       Amount       Ratio
                                        ------       -----      ------     -----       ------       -----
                                                              (dollars in thousands)
December 31, 1996:
  Tangible capital.........             $92,302       15.6%     $ 8,860      1.50%     $    --          --%
  Tier I (core) capital....              92,302       15.6       17,721      3.00       29,534        5.00
  Risk-based capital:
    Tier I.................              92,302       27.5           --        --       20,119        6.00
    Total..................              95,200       28.4       26,825      8.00       33,531       10.00

December 31, 1995:
  Tangible capital.........              91,838       18.1        7,627      1.50           --          --
  Tier I (core) capital....              91,838       18.1       15,253      3.00       25,422        5.00
Risk-based capital:
    Tier I.................              91,838       35.5           --        --       15,528        6.00
    Total..................              93,605       36.2       20,704      8.00       25,880       10.00

         An OTS regulatory capital rule also incorporates an interest rate risk component. Savings associations with "above normal" interest rate risk exposure are subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. A savings association's interest rate risk is measured by the decline in the net portfolio value of its assets (i.e., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) that would result from a hypothetical 200-basis point increase or decrease in market interest rates, divided by the estimated economic value of the association's assets. In calculating its total capital under the risk-based rule, a savings association whose measured interest rate risk exposure exceeds 2%, must deduct an interest rate component equal to one-half of the excess change. The OTS has deferred, for the present time, the date on which the interest rate component is to be deducted from total capital. The rule also provides that the Director of the OTS may waive or defer an institution's interest rate risk component on a case-by-case basis.

         The following table presents the Bank's NPV as of December 31, 1996, as calculated by the OTS, based on information provided to the OTS by the Bank.

             Change in                                                                   Change in NPV
          Interest Rates                      Net Portfolio Value                      as a percentage of
          in Basis Points       -------------------------------------------             Estimated Market
           (Rate Shock)          Amount           $ Change         % Change             Value of Assets
         ---------------        --------          --------         --------            -----------------
                                                   (Dollars in Thousands)
                400             $  73,736         $ (26,603)         (27.0%)                (4.54%)
                200             $  89,010         $ (11,329)         (11.0%)                (1.93%)
              Static            $ 100,339                --             --                     --
               (200)            $ 109,583         $   9,244            9.0%                  1.57%
               (400)            $ 117,183         $  16,844           14.0%                  2.87%

Prompt Corrective Regulatory Action

         Under the OTS Prompt Corrective Action regulations, the OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of capitalization. Generally, a savings institution that has total risk-based capital of less than 8.0% or a leverage ratio or a Tier 1 core capital ratio that is less than 4.0% is considered to be undercapitalized. A savings institution that has the total risk-based capital less than 6.0%, a Tier 1 core risk-based capital ratio of less than 3.0% or a leverage ratio that is less than 3.0% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." Subject to a narrow exception, the banking regulator is required to appoint a receiver or conservator for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date an institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." In addition, numerous mandatory supervisory actions become immediately applicable to the institution, including, but not limited to, restrictions on growth, investment activities, capital distributions, and affiliate transactions. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Federal Home Loan Bank System

         The Bank is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. The Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in that FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB, whichever is greater. The Bank was in compliance with this requirement with an investment in FHLB-New York stock, at December 31, 1996, of $3.1 million.

         The FHLBs are required to provide funds for the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to their members. Dividends paid by the FHLB to the Bank for the year ended December 31, 1996 totaled $197,340.

Federal Reserve System

         The Federal Reserve Board regulations require savings institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $54.0 million or less (subject to adjustment by the Federal Reserve Board) the reserve requirement is 3%; and for accounts greater than $54.0 million, the reserve requirement is $1.6 million plus 10% (subject to adjustment by the Federal Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $54.0 million. The first $4.2 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The Bank is in compliance with the foregoing requirements. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy liquidity requirements imposed by the OTS.

Holding Company Regulation

         General. The Holding Company is a non-diversified mutual savings and loan holding company within the meaning of the HOLA, as amended. As such, the Holding Company is registered with the OTS and is subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over the Holding Company and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution.

         Restrictions Applicable to Mutual Holding Companies. Pursuant to
Section 10(o) of the HOLA and OTS regulations, a mutual holding company may engage in the following activities: (i) investing in the stock of a savings association; (ii) acquiring a mutual association through the merger of such association into a savings association subsidiary of such holding company or an interim savings association subsidiary of such holding company; (iii) merging with or acquiring another holding company; one of whose subsidiaries is a savings association; (iv) investing in a corporation, the capital stock of which is available for purchase by a savings association under federal law or under the law of any state where the subsidiary savings association or associations share their home offices; (v) furnishing or performing management services for a savings association subsidiary of such company; (vi) holding, managing or liquidating assets owned or acquired from a savings subsidiary of such company;
(vii) holding or managing properties used or occupied by a savings association subsidiary of such company properties used or occupied by a savings association subsidiary of such company; (viii) acting as trustee under deeds of trust; (ix) any other activity (A) that the Federal Reserve Board, by regulation, has determined to be permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act of 1956, unless the Director, by regulation, prohibits or limits any such activity for savings and loan holding companies; or
(B) in which multiple savings and loan holding companies were authorized (by regulation) to directly engage on March 5, 1987; and (x) purchasing, holding, or disposing of stock acquired in connection with a qualified stock issuance if the purchase of such stock by such savings and loan holding company is approved by the Director. If a mutual holding company acquires or merges with another holding company, the holding company acquired or the holding company resulting from such merger or acquisition may only invest in assets and engage in activities listed in (i) through (x) above, and has a period of two years to cease any non-conforming activities and divest of any non-conforming investments.

         The HOLA prohibits a savings and loan holding company, including the Holding Company, directly or indirectly, or through one or more subsidiaries, from acquiring another savings institution or holding company thereof, without prior written approval of the OTS. It also prohibits the acquisition or retention of, with certain exceptions, more than 5% of a non-subsidiary savings institution, a non-subsidiary holding company, or a non-subsidiary company engaged in activities other than those permitted by the HOLA; or acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources, future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

         The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies, and
(ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

         Waiver of Dividends. In addition, OTS regulations require the Holding Company, which owns the majority of the Bank's common stock, to notify the OTS of any proposed waiver of its right to receive dividends. It is the OTS' recent practice to review dividend waiver notices on a case-by-case basis, and, in general, not object to any such waiver if: (i) the mutual holding company's board of directors determines that such waiver is consistent with such directors' fiduciary duties to the mutual holding company's members; (ii) for as long as the savings association subsidiary is controlled by the mutual holding company, the dollar amount of dividends waived by the mutual holding company are considered as a restriction on the retained earnings of the savings association, which restriction, if material, is disclosed in the public financial statements of the savings association as a note to the financial statements; (iii) the amount of any dividend waived by the mutual holding company is available for declaration as a dividend solely to the mutual holding company, and, in accordance with SFAS 5, where the savings association determines that the payment of such dividend to the mutual holding company is probable, an appropriate dollar amount is recorded as a liability; (iv) the amount of any waived dividend is considered as having been paid by the savings association in evaluating any proposed dividend under OTS capital distribution regulations; and
(v) in the event the mutual holding company converts to stock form, the appraisal submitted to the OTS in connection with the conversion application takes into account the aggregate amount of the dividends waived by the mutual holding company.

                                    TAXATION

Income Taxes

         Income taxes are accounted for under the asset and liability method which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

         The Federal tax bad debt reserve method available to thrift institutions was repealed in 1996 for tax years beginning after 1995. As a result, the Bank must change from the reserve method to the specific charge-off method to compute its bad debt deduction. In addition, the Bank is required generally to recapture into income the portion of its bad debt reserve (other than the supplemental reserve) that exceeds its base year reserves, approximately $2.5 million.

         The recapture amount resulting from the change in a thrift's method of accounting for its bad debt reserves generally will be taken into taxable income ratably (on a straight-line basis) over a six-year period. If the Bank meets a "residential loan requirement" for a tax year beginning in 1996 or 1997, the recapture of the reserves will be suspended for such tax year. Thus, recapture can potentially be deferred for up to two years. The residential loan requirement is met if the principal amount of housing loans made by the Bank during the year at issue (1996 and 1997) is at least as much as the average of the principal amount of loans made during the six most recent tax years prior to 1996. Refinancings and home equity loans are excluded.

         Retained earnings as of December 31, 1996 include approximately $3.5 million for which no provision for s Federal income tax has been made. This reserve (base year and supplemental) is frozen/not forgiven as certain events could trigger a recapture such as stock redemption or distributions to shareholders in excess of current or accumulated earnings and profits.

         Immediately after the Reorganization, the Bank had no accumulated earnings and profits for tax purposes which would be available for dividend distributions, and no assurance can be given as to whether the Bank will have current or accumulated profits in future periods.

         The Holding Company and the Bank file separate federal tax returns on a calendar year basis.

State Taxation

         The Bank is subject to the New Jersey Savings Institution Tax which imposes a tax in an annual amount equal to 3% of taxable income.

           For additional information relating to taxation of the Bank, see Note 12 to the Financial Statements.

Executive Officers of the Registrant

                                             Age as of
Name                                     December 31, 1996                           Position
----                                     -----------------                           --------
Wendell T. Breithaupt...............            63               Director, President and Chief Executive Officer
Leo J.  Bellarmino..................            48               Executive Vice President
Richard L. Gallaudet................            53               Vice President-- Senior Lending Officer
Dean H. Lippincott..................            44               Vice President-- Mortgage Officer
Robert Russo........................            42               Vice President and Treasurer
Robert C. Hollenbeck................            52               Vice President and Corporate Secretary

         Set forth below is a brief description of the background of each person who serves as an executive officer of the Bank and who is not a director of the Bank. All executive officers who are not directors have held their present position for at least five years unless otherwise stated.

         Wendell T. Breithaupt, age 63, is President and Chief Executive Officer of the Bank and serves also as a Director. Mr. Breithaupt serves on all Committees except the Examining (Audit) Committee and Compensation Committee. He has served as President since 1981 and as Chief Executive Officer since 1982. He has been a Director since 1979. He is a Director, member of the Executive Committee, and Vice President of the Mercer County Chamber of Commerce, and is on the Board of Trustees and a member of the Finance Committee of the Mercer Medical Center. He is a member of the Mercer County Development Commission and serves as a trustee of the Drumthwacket Foundation, Inc. Mr. Breithaupt serves as director of RSI Retirement Systems, a New York corporation.

         Leo J. Bellarmino, age 48, is Executive Vice President, responsible for the Bank's Human Resources, Marketing, Branch Network, Project Planning, and Information Services. He joined the bank in October of 1995. He was a former Senior Vice President with CoreStates New Jersey National Bank where he served in various management capacities, including division manager of their 140 New Jersey branch offices.

         Richard L. Gallaudet, age 53, is Vice President and Senior Lending Officer, responsible for the direct management of all the Bank's lending activities. He joined the Bank in 1990, prior to which he held a number of management positions with other banks, including three years of service (1986-1989) as President and Chief Executive Officer of Cherry Hill National Bank and thirteen years of service (1973-1986) as a Senior Vice President with MidLantic National Bank/South (formerly Heritage Bank).

         Dean H. Lippincott, age 44, has been Vice President in charge of the Bank's Mortgage Department since 1988 and has served the Bank in a number of other capacities since joining it in 1970. His responsibilities include home mortgage loan originations. He participates as a member of the West Ward Community Partnership Corp.

         Robert Russo, age 42, is Vice President and Treasurer, responsible for all bank investment and operations activities, including branch administration, financial reporting, and accounting systems. He joined the Bank in 1985 as an Assistant Vice President. He has held other positions in the thrift industry since 1978.

         Robert C. Hollenbeck, age 52, is Vice President and Corporate Secretary responsible for investor relations, bank investments, budgeting and corporate regulatory matters. He joined the Bank in November 1994. He has 28 years of banking experience including 10 years as Executive Vice President and Director of New Brunswick Savings Bank and five years as Executive Vice President of Constellation Bank.

ITEM 2. PROPERTIES

         At December 31, 1996, the Bank conducted its business from its corporate center in Lawrenceville, New Jersey and 14 full service branch offices located in Mercer and Burlington Counties, New Jersey. The aggregate net book value of the Bank's premises and equipment was $7.0 million as of December 31, 1996. The following table sets forth certain information regarding the corporate center and the 14 branch offices of the Bank at December 31, 1996.

                                                   Year                 Leased           Lease Expiration
Description/Address                               Opened                 Owned                 Date
-------------------                               ------                ------           ----------------
Administrative Office
134 Franklin Corner Road                           1993                 Owned
Lawrenceville, New Jersey

Branch Offices
Trenton Branch                                     1994                 Leased             July 31, 1999
33 West State Street                                                                       Three 5-year options
Trenton, New Jersey

Ewing Branch                                       1976                 Leased             August 31, 1996
1980 North Olden Avenue                                                                    Two 10-year options
Trenton, New Jersey

Hamilton Branch                                    1977                 Leased             April 30, 1997
2465 South Broad Street                                                                    Two 10-year options
Trenton, New Jersey

Robbinsville Branch                                1980                  Owned
2371 Route 33 & 526
Robbinsville, New Jersey

                                                   Year                 Leased           Lease Expiration
Description/Address                               Opened                 Owned                 Date
-------------------                               ------                ------           ----------------
Lawrenceville Branch                               1990                 Leased              January 31, 2000
2495 Brunswick Avenue                                                                       Two 5-year options
Lawrenceville, New Jersey

Pennington Branch                                  1991                  Owned
2583 Pennington Road
Pennington, New Jersey

Burlington Branch                                  1983                  Owned
332 High Street
Burlington, New Jersey

Mt. Holly Branch                                   1989                 Leased             December 20, 2004
501 High Street                                                                            Three 5-year options
Mt. Holly, New Jersey

Mercerville Branch                                 1991                 Leased             March 31, 2001
1750 Whitehorse-Mercerville Road                                                           One 5-year option
Mercerville, New Jersey

Leisure Village East                               1995                 Leased             June 30, 2005
1 Dumbarton Drive                                                                          Two 5-year options
Lakewood, NJ 08701

West Windsor Branch                                1996                 Leased             August 31, 2006
1349 Princeton-Highstown Road                                                              Three 5-year options
Cranbury, NJ 08512

Burlington Branch                                  1988                  Owned
1660 Beverly Road
Burlington, NJ 08016

Delanco Branch                                     1989                 Leased             August 31, 1999
Burlington Avenue & Coopertown Road                                                        Three 5-year options
Delanco, NJ 08075

Springside Branch                                  1996                 Leased             January 31, 2011
2001 Burlington--Mt. Holly Road                                                            Two 5-year options
Burlington, NJ 08016

Leisure Village West Branch                        1997                 Leased             February 28, 2007
3--C Buckingham Drive                                                                      Two 5-year options
Lakehurst, NJ 08733

ITEM 3. LEGAL PROCEEDINGS

         In the normal course of business the Bank may be a party to various outstanding legal proceedings and claims. In the opinion of management, the financial position of the Bank will not be materially affected by the outcome of such legal proceedings and claims.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         No matters were submitted during the fourth quarter of fiscal year ended December 31, 1996 to a vote of security holders.


                                     PART II

ITEM 5. MARKET FOR BANK'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

         For information concerning the market for the Bank's common stock, the section captioned "Common Stock and Related Matters" of the Bank's Annual Report to Stockholders for the Period Ended December 31, 1996 (the "Annual Report to Stockholders") is incorporated herein by reference.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

         The "Selected Financial and Other Data" section of the Bank's Annual Report to Stockholders is incorporated herein by reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Bank's Annual Report to Stockholders is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS

         The financial statements identified in Item 14(a)(1) hereof are incorporated by reference hereunder.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         There were no changes in or disagreements with accountants with respect to the Bank's accounting and financial disclosures during the year ended December 31, 1996.

                                    PART III

ITEM 10. DIRECTORS AND OFFICERS OF THE BANK

         Information concerning Directors of the Bank is incorporated herein by reference from the Bank's definitive Proxy Statement dated March 14, 1997 (the "Proxy Statement"), specifically the section captioned "Proposal I--Election of Directors." In addition, see Item 1. "Executive Officers of the Bank" for information concerning the Bank's executive officers.

ITEM 11. EXECUTIVE COMPENSATION

         Information concerning executive compensation is incorporated herein by reference from the Bank's Proxy Statement, specifically the sections captioned "Proposal I--Election of Directors."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         Information concerning security ownership of certain owners and management is incorporated herein by reference from the Bank's Proxy Statement.

ITEM 13. CERTAIN TRANSACTIONS

         Information concerning relationships and transactions is incorporated herein by reference from the Bank's Proxy Statement.

                                     PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

         The exhibits and financial statement schedules filed as a part of this Form 10-K are as follows:

         (a)(1) Financial Statements

                o   Independent Auditors' Report
                o Consolidated Statements of Condition (as of December 31, 1996 and 1995)
                o Consolidated Statements of Income (for the years ended December 31, 1996, 1995 and 1994)
                o Consolidated Statements of Stockholders' Equity (for the years ended December 31, 1996, 1995 and 1994)
                o Consolidated Statements of Cash Flows (for the years ended December 31, 1996, 1995 and 1994)
                o Notes to Consolidated Financial Statements (for the years ended December 31, 1996, 1995 and 1994)

         (a)(2) Financial Statement Schedules

                No financial statement schedules are filed because the required information is not applicable or is included in the financial statements or related notes.

         (a)(3) Exhibits

                3.1 Charter of Trenton Savings Bank FSB (Incorporated by reference to Exhibit C of the Bank's Form MHC-1, as filed on March 20, 1995 (the "Form MHC")).

                3.2 Bylaws of Trenton Savings Bank FSB (Incorporated by reference to Exhibit D of the Bank's Form MHC-1).

                4 Common Stock Certificate of the Bank (Incorporated by reference to Exhibit 2B of the Bank's Form MHC-1).

                10.1 Supplemental Executive Retirement Plan (Incorporated by
                     reference to Exhibit 10.1 of the Bank's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1996).

                10.2 Employment Agreement between the Bank and Wendell T.
                     Breithaupt (Incorporated by reference to Exhibit 2D of the Bank's Form MHC-1).

                13   1996 Annual Report to Stockholders

                21   Subsidiaries of the Registrant

         (b) Reports on Form 8-K:

             On October 16, 1996, the Registrant filed a Current Report on Form 8-K announcing the consummation of the acquisition of BCB.

             On March 11, 1997, the Registrant filed a Current Report on
Form 8-K announcing the execution of a Letter of Intent to acquire Manchester Trust Bank.

                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     TRENTON SAVINGS BANK FSB



Date: March 26, 1997                  By:  /s/ Wendell T. Breithaupt
                                          -------------------------
                                          Wendell T. Breithaupt
                                          President and Chief Executive Officer
                                          (Principal Executive Officer)

         Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


By:  /s/ Robert Russo                                    By: /s/ John B. Sill, Jr.
     ---------------------------------------------          -------------------------------
     Robert Russo, Vice President and Treasurer              John B. Sill, Jr., Chairman
     (Principal Financial and Accounting Officer)

Date:  March 26, 1997                                    Date: March 26, 1997


By:  /s/ Miles W. Truesdell, Jr.                         By: /s/ Peter S. Longstreth
    ----------------------------------------------          -------------------------------
     Miles W. Truesdell, Jr., Director                       Peter S. Longstreth, Director

Date:  March 26, 1997                                    Date: March 26, 1997


By:  /s/ George A. Pruitt                                By: /s/ George W. Reinhard
    ----------------------------------------------           ------------------------------
     George A. Pruitt, Director                              George W. Reinhard, Director

Date:  March 26, 1997                                    Date: March 26, 1997


By:  /s/ Charles E. Stokes                               By: /s/ Raymond E. Trainer
     ---------------------------------------------           ------------------------------
     Charles E. Stokes, Director                             Raymond E. Trainer, Director

Date:  March 26, 1997                                    Date: March 26, 1997

                                   EXHIBIT 13

                       1996 ANNUAL REPORT TO STOCKHOLDERS

Trenton Savings Bank
--------------------------------------------------------------------------------





FINANCIAL HIGHLIGHTS


-------------------------------------------------------------------------------
At Year End (000's)                   1996           1995           1994
-------------------------------------------------------------------------------

Total Assets                       $601,016        $514,218        $441,019
Total Loans, net                    380,288         306,093         289,504
Total Deposits                      491,246         410,770         377,559
Stockholders' Equity                103,352          97,542          58,769

-------------------------------------------------------------------------------
For The Year (000's)
-------------------------------------------------------------------------------

Interest Income                     $36,903         $33,518        $29,468
Interest Expense                     17,941          17,010         12,851
Net Income                            8,391           8,648          7,675

-------------------------------------------------------------------------------
Key Ratios
-------------------------------------------------------------------------------

Return on Average Assets               1.56%           1.73%          1.72%
Return on Average Equity               8.34%          11.33%         13.45%
Equity Ratio                          18.67%          15.27%         12.78%
Efficiency Ratio                      46.53%          43.84%         42.95%
Nonperfoming Assets as a % of
Total Assets                           0.57%           0.43%          0.59%

-------------------------------------------------------------------------------



Total Assets                              Stockholders Equity
--------------------------------          -------------------------------------


[GRAPH]                                      [GRAPH]

Trenton Savings Bank
--------------------------------------------------------------------------------


To Our Stockholders, Customers And Friends;




In our 152nd year of operation we concentrated on implementing the bank's strategic plan. We adopted the theme of moving forward together as our corporate credo for 1997, as we believe this action phrase best describes our commitment: maximizing our resources to succeed in the changing financial services environment.

Before we discuss the future, it is only fitting that we review the accomplishments of the past year.


Highlights and Accomplishments
------------------------------

In late September, we merged the Burlington County Bank into Trenton Savings Bank and during the same month we also opened our West Windsor branch. These two events increased our number of branch locations to 14 while increasing assets at year end to $601 million.

In late summer, we announced the formation of our first wholly-owned subsidiary corporation, TSBusiness Finance Corporation. This company was established based upon the results of a business survey indicating that small- to medium-size businesses had a growing need for asset based extensions of credit. In addition, our loan officers interviewed customers and prospects in the area to verify the need for this credit product.

The bank selected an experienced executive, Frank Sannella, Jr., to head this endeavor. His career, spans 25 years in this specialized lending field, and he is a valuable addition to our organization.

In last year's report, we discussed the creation of a formal marketing department, and we are very pleased with its progress to date. The department launched our first ATM awareness campaign and conducted a successful introduction of our MAC card program. Other notable accomplishments included establishing a marketing central information file, introducing a tiered rate Money Market Plus account, selecting a new full service advertising agency, and expanding our use of direct mail and branch merchandising.

Our Human Resources Department enhanced its PC functionality as part of our technology plan of action and re-established a 40-hour work week for all employees. A recommended change in health care carriers resulted in substantial savings for the bank.

As part of our strategic plan, our Branch Administration Group received approval from the Office of Thrift Supervision to open our second retirement community branch in Leisure Village West. We have also selected a branch site in Yardley, Pennsylvania, and expect to execute a lease for the property by the time this report is published. Both locations should be operable by the fourth quarter of this year.

The Lending Division grew its outstandings by $74.2 million during the year and increased its lending level for one borrower to $5 million. It developed a program of reverse mortgages for the benefit of our senior market and established a 24-hour turnaround on mortgage loan applications.

Trenton Savings Bank
--------------------------------------------------------------------------------


Providing all of the support and backup for these accomplishments was our Corporate Services Group, which spearheaded the conversion task force overseeing the acquisition of Burlington County Bank.

One of the important lines of business we acquired with the Burlington merger is Trust Services. Based upon the combined banks' demographics and our penetration of the senior market, we anticipate considerable growth in this area over the next several years.

As a result of the aforementioned activities, the bank's earnings continued to be strong. Net income before security gains was $6.6 million compared to $6.0 million in 1995. This represents an increase of 10.2% in our core earnings. Security gains in 1995 were $4.2 million and in 1996 they were $2.8 million. Our net income for the year was $8.4 million.

With the assistance of our Stockholder Relations Department, we have been actively meeting with institutional investors and have appeared at several meetings hosted by market makers. The overall interest in our stock, as evidenced by the numbers of shares traded, remains at an above average level for mutual holding companies.

Our decision to convert the corporate structure from its present format to a two-tier mutual holding company structure provides us with several advantages. Management believes that the two-tier reorganization will provide enhanced ability to invest through the mid-tier stock holding company, facilitate mergers and acquisitions, and facilitate stock repurchases.

At the beginning of the year, the bank's stock was trading at $13, and during 1996 it reached a high of $16.375. We closed on December 31, 1996, at a price of $16.

Building on Our Success
-----------------------

We believe that the tactics identified in our strategic plan will play a major role in maintaining and increasing shareholder value over the next several years. By effectively utilizing our pool of resources, we will meet the challenges of the coming years by concentrating on five major areas: products, technology, delivery channels, personnel, and customer service.

Products that provide value-added benefits to our customers will be the focus of our product development efforts in 1997. Our recently introduced Prime-for-Life Home Equity Credit Line has been very well received and we are currently working on refining our overdraft protection product. We will also enhance our cash management services for commercial customers.

In the area of technology, we will continue to leverage our outsourcing partnerships in an effort to improve operating efficiencies. We will also be expanding the functionality of our branch automation system in order to better service our customers and maximize our recent investment in this platform.

As we look to the year 2000, the need for convenience-oriented services will become an absolute necessity. We will be enlarging our ATM network and implementing 24-hour telephone banking capabilities. Additionally, we will maintain a watchful eye on the home banking environment, as well as any other alternative delivery channels that may develop.

Working smarter is our goal as we continue to selectively hire only those talented individuals who will add value to this organization. A complete review of our compensation practices will be completed in 1997 as we focus on performance

Trenton Savings Bank
--------------------------------------------------------------------------------

based rewards. And, as in the past, we will provide our employees with ongoing training and career development opportunities to allow them to be the best they can be.

Lastly, a recent customer satisfaction survey demonstrated that our customers enjoy and affirm our attention to customer service. As a nimble and responsive organization, we will continue to raise the bar of customer service and find new and better ways to please our customers, because we realize that service is our true strength.

It is our opinion that the expenses associated with these initiatives are necessary and will be more than offset by future earnings.

We have endeavored to keep in close touch with our investors, and I invite you to visit or talk with us personally should you have any questions regarding our future plans.

From all indicators, our positioning as a community-based financial institution, coupled with the initiatives and enhancements as previously discussed, should continue to reward you for your confidence in Trenton Savings Bank.



Sincerely,



/s/ Wendell T. Breithaupt
--------------------------
Wendell T. Breithaupt
President and Chief Executive Officer





/s/ John B. Sill, Jr.
---------------------------
John B. Sill, Jr.
Chairman



-------------------------------------------------------------------------------





                                   [PICTURE]


{CAPTION}

Board of Directors: (Back from left to right) Charles E. Stokes, Miles W. Truesdell, Jr., Raymond E. Trainer, Peter S. Longstreth, George A. Pruitt, George W. Reinhard, Harry W. Van Sciver (Seated from left to right) Wendell T. Breithaupt, John B. Sill Jr.




-------------------------------------------------------------------------------

Trenton Savings Bank
--------------------------------------------------------------------------------

                       SELECTED FINANCIAL AND OTHER DATA

                                                                    At December 31,
-----------------------------------------------------------------------------------------------------------
(In Thousands)                                  1996         1995         1994          1993         1992
-----------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL CONDITION DATA:
Total assets ............................     $601,016     $514,218     $441,019    $ 435,746     $ 409,227
Cash and cash equivalents ...............       20,938       16,253       12,665       15,763        11,983
Securities available for sale ...........       87,648       83,776       64,961           --            --
Securities held to maturity:
 Investment securities ..................       37,935       36,945       27,017      121,814       161,923
 Mortgage-backed securities .............       48,618       54,316       35,087       33,169        23,800
 Federal Home Loan Bank stock ...........        3,089        2,864        2,495           --            --
Loans, net ..............................      380,288      306,093      289,504      255,656       201,889
Real estate owned, net ..................          253           --           77           --            --
Deposits ................................      491,246      410,770      377,559      383,840       366,069
Stockholders equity .....................      103,352       97,542       58,769       49,123        40,624


                                                               Year Ended December 31,
-----------------------------------------------------------------------------------------------------------
(In Thousands)                                  1996         1995         1994         1993         1992
-----------------------------------------------------------------------------------------------------------
SELECTED OPERATING DATA:
Total interest income  ..................     $ 36,903     $ 33,518     $ 29,468   $  30,754    $ 31,440
Total interest expense ..................       17,941       17,010       12,851      13,253      16,179
-----------------------------------------------------------------------------------------------------------
 Net interest income ....................       18,962       16,508       16,617      17,501      15,261
Provision for loan losses ...............           --          150          180         880         520
-----------------------------------------------------------------------------------------------------------
 Net interest income after provision for
  loan losses ...........................       18,962       16,358       16,437      16,621      14,741
Other income ............................        3,818        4,946        3,150       3,819       1,172
Operating expenses ......................        9,669        7,792        7,475       6,536       6,010
-----------------------------------------------------------------------------------------------------------
Income before income taxes and cumu-
 lative effect of accounting change......       13,111       13,512       12,112      13,904       9,903
Income taxes ............................        4,720        4,864        4,437       4,876       3,369
-----------------------------------------------------------------------------------------------------------
Income before cumulative effect of
 accounting change ......................        8,391        8,648        7,675       9,028       6,534
Cumulative effect of accounting change...           --           --           --        (529)         --
-----------------------------------------------------------------------------------------------------------
 Net income .............................     $  8,391     $  8,648     $  7,675   $   8,499    $  6,534
-----------------------------------------------------------------------------------------------------------

Trenton Savings Bank
--------------------------------------------------------------------------------

                   SELECTED OPERATING RATIOS AND OTHER DATA

                                                        At or for the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------
                                                   1996         1995       1994        1993        1992
-----------------------------------------------------------------------------------------------------------
Performance Ratios:
Return on average assets....................        1.56%       1.73%      1.72%       2.00%       1.64%
Return on average equity....................        8.34%      11.33%     13.45%      18.75%      17.52%
Interest rate spread (1) ...................        2.98%       2.96%      3.49%       3.94%       3.62%
Net interest margin (1) ....................        3.66%       3.47%      3.87%       4.26%       3.97%
Net interest income after provision for
 loan losses to total operating expense.....      196.11%     209.93%    219.89%     254.30%     245.27%
Operating expenses to average total
 assets ....................................        1.80%       1.56%      1.67%       1.54%       1.51%
Asset Quality Ratios:
Nonperforming loans to net loans at
 end of period .............................        0.83%       0.71%      0.87%       0.71%       0.82%
Nonperforming assets to total assets at
 end of period .............................        0.57%       0.43%      0.59%       0.42%       0.40%
Allowance for loan losses to nonper-
 forming loans at end of period.............       91.89%      80.91%     65.24%      80.65%      38.35%
Average interest-earning assets to aver-
 age interest-bearing liabilities...........      119.80%     114.32%    112.72%     109.92%     108.36%
Capital and Equity Ratios:
Average equity to average assets ...........       18.67%      15.27%     12.78%      10.67%       9.38%
Equity to assets at end of period  .........       17.20%      18.97%     13.33%      11.27%       9.93%
Per Share Data:
Book value per share .......................    $  11.44    $  10.94        N/A         N/A         N/A
Earnings per share .........................    $   0.94         N/A        N/A         N/A         N/A
Other Data:
Full service offices .......................          14          10          9           9           9

---------
(1) Interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average costs of average interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

Trenton Savings Bank
--------------------------------------------------------------------------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The profitability of the Bank depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities and investment securities and interest expense on interest-bearing deposits. The Bank's net income also is dependent, to a lesser extent, on the level of its other operating income (including service charges) and operating expenses, such as salaries and employee benefits, net occupancy expense, deposit insurance premiums, professional fees, data processing and miscellaneous other expenses, as well as federal and state income tax expenses.

BUSINESS STRATEGY

The Bank's current business strategy is to continue to serve its market area as a full service community-oriented financial institution dedicated to financing home ownership and commercial activity and providing financial services to its customers in an efficient manner. The principal components of its strategy are discussed below.

Emphasis on Traditional Lending and Investment Activities. The Bank is a community-oriented savings institution operating primarily in Mercer, Burlington and Ocean Counties, New Jersey. The Bank's lending emphasis has been the origination of one- to four-family residential mortgage loans, multi-family and commercial mortgage loans, home equity and property improvement loans, commercial business loans and consumer loans. The Bank generally originates loans for its own portfolio and, with limited exceptions, has not engaged in the purchase or sale of loans. The Bank generally limits its lending activities to Mercer and Burlington Counties, New Jersey, and Bucks County, Pennsylvania. The Bank does not engage in securities trading and limits its investments to U.S. Treasury and federal government agency obligations, mortgage-backed securities issued by federal government agencies or sponsored corporations, municipal securities and corporate obligations which are rated A or higher by a national rating agency. By investing in these types of assets, the Bank's strategy has been to supplement its loan portfolio and reduce significantly the credit and interest rate risk of its asset base in exchange for lower rates of return than would typically be available through lending activities. During fiscal 1996, the Bank sold $4.4 million in equity securities with an amortized cost of $1.6 million. On December 31, 1996, the Bank had $3.2 million of market value invested in equity securities with an amortized cost of $894,000, which the Office of Thrift Supervision ("OTS") has required to be divested by December 31, 1997 pursuant to regulations governing the Bank's conversion from a state to a federally-chartered institution.

Profitability. The Bank has been profitable for each of the last five years. Net income excluding net securities gains totalled $6.6 million, $6.0 million, and $6.2 million for the years ending December 31, 1996, 1995, and 1994, respectively. Net income totaled $8.4 million, $8.6 million and $7.7 million for the years ended December 31, 1996, 1995 and 1994, respectively. The Bank's return on average assets for the years ended December 31, 1996, 1995 and 1994 was 1.56%, 1.73% and 1.72%. Included in net income for the years ended December 31, 1996, 1995 and 1994 is pre-tax gain on sale of securities of $2.8 million, $4.2 million and $2.4 million, respectively. The bank's interest margin increased to 3.66% in 1996 from 3.47% for 1995 as the average cost of deposits increased slower than the increase in yields on interest-earning assets.

Strong Retail Deposit Base. The Bank has 14 full-service offices located in Mercer, Burlington and Ocean Counties, New Jersey. The Bank believes it has a stable community retail deposit base. The Bank believes its market share of deposits is approximately 4.9% in Mercer County, New Jersey and 3.4% in Burlington County, New Jersey. The Bank does not solicit for deposits outside its primary market area, and does not utilize the services of deposit brokers.

Trenton Savings Bank
--------------------------------------------------------------------------------

ACQUISITION OF BURLINGTON COUNTY BANK

On February 29, 1996, the Bank announced the execution of a definitive Merger Agreement with Burlington County Bank ("BCB"), an $80.2 million commercial bank located in Burlington Township, New Jersey. Under the terms of the agreement, the Bank paid $12.5 million for all of the outstanding shares of Burlington County Bank (the "Acquisition"). The Acquisition was accounted for under the purchase accounting method and was consummated after the close of business on September 30, 1996.

On the date of the Acquisition, Burlington County Bank had $73.2 million in deposits, $48.2 million in loans, $8.8 million in securities held to maturity, $5.4 million in securities available for sale, $15.8 million in cash and equivalents, and $0.9 million in fixed assets. In accordance with the purchase method of accounting, the Bank recorded $7.2 million in goodwill as a result of the Acquisition. The Acquisition also added three branches in Burlington County to the Bank's existing branch system.

ASSET AND LIABILITY MANAGEMENT

General. It is the objective of the Bank to minimize, to the degree prudently possible, its exposure to interest rate risk, while maintaining an acceptable interest rate spread. Interest rate spread is the difference between the Bank's yield on its interest-earning assets and its cost of interest-bearing liabilities. Interest rate risk is generally understood to be the sensitivity of the Bank's earnings, net asset values, and stockholders' equity to changes in market interest rates.

Changes in interest rates affect the Bank's earnings. The effect on earnings of changes in interest rates generally depends on how quickly the Bank's yield on interest-earning assets and cost of interest-bearing liabilities react to the changes in market rates of interest. If the Bank's cost of deposit accounts reacts more quickly to changes in market interest rates than the yield on the Bank's mortgage loans and other interest-earnings assets, then an increasing interest rate environment is likely to adversely affect the Bank's earnings and a decreasing interest rate environment is likely to favorably affect the Bank's earnings. On the other hand, if the Bank's yield on its mortgage loans and other interest-earnings assets reacts more quickly to changes in market interest rates than the Bank's cost of deposit accounts, then an increasing interest rate environment is likely to favorably affect the Bank's earnings and a decreasing interest rate environment is likely to adversely affect the Bank's earnings. Interest rate sensitivity is managed by the Asset/Liability Management Committee ("ALCO"). The principal objective of ALCO is to maximize income within acceptable levels of established risk policy.

The table set forth on the following page shows that the Bank's interest-bearing liabilities which mature or reprice within short periods exceed its interest-earning assets with similar characteristics. Accordingly, a material and prolonged increasing interest rate environment generally would adversely affect net interest income, while a material and prolonged decreasing interest rate environment generally would have a positive effect on net interest income.

The Bank's current investment strategy is to maintain an overall securities portfolio that provides a source of liquidity and that contributes to the Bank's overall profitability and asset mix within given quality and maturity considerations. The securities portfolio is concentrated in U.S. Treasury and federal government agency securities providing high asset quality to the overall balance sheet mix. Securities classified as available for sale provide management with the flexibility to make adjustments to the portfolio given changes in the economic or interest rate environment, to fulfill unanticipated liquidity needs, or to take advantage of alternative investment opportunities.

This table presents the difference between the Bank's interest-earning assets and interest-bearing liabilities at December 31, 1996 expected to reprice or mature, based on certain assumptions, in each of the future time periods shown. This table does not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the repricing of certain assets and liabilities is subject to competitive and other limitations. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes.

Trenton Savings Bank
--------------------------------------------------------------------------------

                                                                         More than       More than
                                                           Within       One Year to     Three Years        Over
                                                          One Year      Three Years    to Five Years    Five Years     Total
-------------------------------------------------------------------------------------------------------------------------------
                                                                                     (in thousands)
Interest-earning assets:
 Mortgage loans:
  Fixed-rate ..........................................  $  15,260         $  25,884       $ 11,682        $ 68,459   $121,285
  Adjustable-rate  ....................................     69,297            57,713         39,402           5,188    171,600
 Non-mortgage loans:
  Fixed-rate  .........................................     10,328            16,413         12,375           4,649     43,765
  Adjustable rate  ....................................     29,281            12,303          4,161             592     46,337
 Securities available for sale:(1)
  Debt securities .....................................     39,530            31,993          2,640          10,248     84,411
  Equity securities   .................................      3,201                 0              0               0      3,201
 Securities held to maturity:
  Investment securities ...............................      6,202            17,964         11,390           2,379     37,935
  Mortgage-backed securities ..........................     20,159            20,103          6,696           1,660     48,618
  Federal Home Loan Bank stock ........................          0                 0              0           3,089      3,089
Federal funds sold ....................................      8,000                 0              0               0      8,000
-------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets  ........................  $ 201,258         $ 182,373       $ 88,346        $ 96,264   $568,241
===============================================================================================================================
Interest-bearing liabilities:
 Deposits:
  Demand accounts .....................................     33,382            18,188          6,571          32,080     90,221
  Savings accounts ....................................     17,761            14,742         11,516          60,460    104,479
  Certificates of deposit .............................    188,744            60,101         47,687              14    296,546
-------------------------------------------------------------------------------------------------------------------------------
    Total interest-bearing liabilities ................  $ 239,887         $  93,031       $ 65,774        $ 92,554   $491,246
===============================================================================================================================
Excess (deficiency) of interest-earning
 assets over interest-bearing liabilities .............  $ (38,629)        $  89,342       $ 22,572        $  3,710
===============================================================================================================================
Cumulative excess (deficiency) of interest-
 earning assets over interest-bearing
 liabilities ..........................................  $ (38,629)        $  50,713       $ 73,285        $ 76,995
===============================================================================================================================
Cumulative ratio of excess (deficiency) of
 interest-earning assets as a percentage of
 total assets .........................................     (6.4%)               8.4%          12.2%           12.8%
===============================================================================================================================


-----------
(1) Debt securities available for sale are reflected in this table at amortized cost, while equity securities are reflected at estimated market value.

Trenton Savings Bank
--------------------------------------------------------------------------------

In preparing the previous table, it has been assumed, in assessing the interest rate sensitivity of the Bank, that: (i) mortgage loans will prepay at a rate of 12.0% per year, (ii) fixed maturity deposits will not be withdrawn prior to maturity; and (iii) Demand and Savings accounts will decay at the following rates:

                                               Over 1      Over 3
                                   1 Year      Through     Through     Over 5
                                   or Less     3 Years     5 Years     Years
--------------------------------------------------------------------------------
Demand accounts  ...............   37.0%       32.0%       17.0%       17.0%
Savings accounts ...............   17.0%       17.0%       16.0%       14.0%

Certain shortcomings are inherent in the method of analysis presented in the preceding table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. In addition, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to make payments on their adjustable-rate debt may decrease in the event of an interest rate increase.

Net Portfolio Value. The OTS has adopted a final rule that incorporates an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between discounted incoming and outgoing cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The rule provides that the OTS will calculate the IRR component quarterly for each institution from the institution's Thrift Financial Reports. The following table presents the Bank's NPV as of December 31, 1996, as calculated by the OTS, based on information provided to the OTS by the Bank.

  Change in                                                 Change in NPV
Interest Rates              Net Portfolio Value           as a percentage of
in Basis Points     ----------------------------------     Estimated Market
 (Rate Shock)       Amount       $ Change     % Change     Value of Assets
-------------------------------------------------------------------------------
                            (Dollars in Thousands)
     400          $ 73,736        $26,603       27.0%           (4.54%)
     200          $ 89,010        $11,329       11.0%           (1.93%)
   Static         $100,339             --         --               --
    (200)         $109,583        $ 9,244        9.0%            1.57%
    (400)         $117,183        $16,844       14.0%            2.87%

As shown by the table above, increases in interest rates will result in net decreases in the Bank's NPV, while decreases in interest rates will result in smaller net increases in the Bank's NPV. The table suggests that in the event of a 200 basis point change in interest rates, the Bank would experience a 1.9% decrease in NPV in a rising interest rate environment, and a 1.6% increase in NPV in a decreasing interest rate environment.

Trenton Savings Bank
--------------------------------------------------------------------------------

Certain shortcomings are inherent in the methodology used in the above table. Modeling changes in NPV requires the making of certain assumptions that may tend to oversimplify the manner in which actual yields and costs respond to changes in market interest rates. First, the models assume that the composition of the Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured. Second, the models assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements do provide an indication of the Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income.

COMPARISON OF FINANCIAL CONDITION

Total assets increased $86.8 million, or 16.9%, to $601.0 million at December 31, 1996 from $514.2 million at December 31, 1995. Deposit growth from the branch system and net earnings after dividend payments generated $12.0 million of asset growth. The acquisition of BCB added an additional $74.8 million in assets. Deposits increased by $80.5 million, or 19.6%, to $491.2 million at December 31, 1996 from $410.8 million at December 31, 1995. Deposit growth consisted of $7.3 million from the Bank's branch system and $73.2 million from the acquisition of BCB. Cash and cash equivalents increased by $4.7 million, or 28.8%, to $20.9 million on December 31, 1996 from $16.3 million at December 31, 1995. Securities available for sale increased $3.9 million, or 4.6%, to $87.6 million at December 31, 1996 from $83.8 million at December 31, 1995. Securities held to maturity increased $1.0 million, or 2.7%, to $37.9 million at December 31, 1996 from $36.9 million at December 31, 1995. Net loans increased $74.2 million, or 24.2%, to $380.3 million at December 31, 1996 from $306.1 million at December 31, 1995. These portfolios also increased as loan and mortgage backed securities principal payment, and deposit flows were reinvested in these asset categories and as a result of the acquisition of BCB. Mortgage backed securities decreased $5.7 million, or 10.5%, to $48.6 million at December 31, 1996 from $54.3 million at December 31, 1995. The bank's investment in Federal Home Loan Bank ("FHLB") stock increased $225,000, or 7.9%, to $3.1 million at December 31, 1996 from $2.9 million at December 31, 1995, as the Bank's larger mortgage loan portfolio permitted additional investment in FHLB stock.

Stockholders equity increased by $5.8 million, or 6.0%, to $103.4 million at December 31, 1996 from $97.5 million at December 31, 1995. The increase in stockholders equity was due to net income of $8.4 million, offset by $1.1 million of dividends and a decline in the net unrealized gain on sale of securities of $1.6 million.

COMPARISON OF RESULTS OF OPERATIONS

Average Balance Sheet. The following table presents for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollar and rates, and the net interest margin. Dividends received are included as interest income. The table does not reflect any effect of income taxes. All average balances are based on month-end balances. Management believes that using month-end balances, as opposed to daily balances, has not caused any material differences in the information presented.

Trenton Savings Bank
--------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
                                                          At December 31,
                                                                1996                            1996
---------------------------------------------------------------------------------------------------------------------
                                                                    Average                               Average
                                                       Actual       Yield/      Average                    Yield/
(Dollars in Thousands)                                 Balance       Cost       Balance      Interest       Cost
---------------------------------------------------------------------------------------------------------------------
ASSETS:(1)
Interest-earning assets:
Mortgage loans .....................................   $292,654         7.39%   $264,984        $19,489        7.35%
Consumer loans .....................................     53,453         8.15      47,823          3,727        7.79
Commercial business loans ..........................     34,181         8.89      24,973          2,287        9.16
Securities available for sale: (2)
 Debt securities ...................................     84,411         6.16      74,817          4,601        6.15
 Equity securities  ................................        894        10.90       1,367            161       11.78
Investments held to maturity:
 Investment securities and
  Federal Home Loan Bank stock .....................     41,024         6.18      40,858          2,627        6.43
 Mortgage-backed securities ........................     48,618         6.78      47,990          3,234        6.74
Federal funds sold  ................................      8,000         5.32      14,650            777        5.30
---------------------------------------------------------------------------------------------------------------------
    Total interest-earning assets ..................    563,235         7.20     517,462         36,903        7.13
Non-interest earnings assets (3) ...................     37,781                   21,195
---------------------------------------------------------------------------------------------------------------------
    Total assets ...................................   $601,016                 $538,657
---------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing liabilities and
 retained earnings:
  Certificates of deposits  ........................   $296,546         5.35%   $271,362        $14,045        5.18%
  Core deposits  ...................................    194,700         2.15     160,576          3,896        2.43
---------------------------------------------------------------------------------------------------------------------
    Total interest-bearing liabilities .............    491,246         4.08     431,938         17,941        4.15
Non-interest bearing liabilities ...................      6,418                    6,166
---------------------------------------------------------------------------------------------------------------------
    Total liabilities ..............................    497,664                  438,104
---------------------------------------------------------------------------------------------------------------------
Stockholders' equity  ..............................    103,352                  100,553
---------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity..........   $601,016                 $538,657
---------------------------------------------------------------------------------------------------------------------
Net interest income ................................                                            $18,962
---------------------------------------------------------------------------------------------------------------------
Net interest spread (4).............................                    3.12%                                  2.98%
---------------------------------------------------------------------------------------------------------------------
Net interest margin (5) ............................                    3.37%                                  3.66%
---------------------------------------------------------------------------------------------------------------------
Ratio of average interest-earning assets
 to average interest-bearing liabilities ...........                  114.65%                                119.80%
---------------------------------------------------------------------------------------------------------------------


----------
(1) Average balances and rates include non-accrual loans.

(2) Securities available for sale are reflected in this table at amortized cost.

(3) Includes market value adjustment on securities available for sale.

(4) Interest rate spread represents the difference between the weighted average rates earned on interest-earning assets and the weighted average rates paid on interest-bearing liabilities.

(5) Net yield on average interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Trenton Savings Bank
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
      Year Ended December 31,
               1995                                   1994
-------------------------------------------------------------------------------
                          Average                               Average
Average                   Yield/      Average                    Yield/
Balance      Interest      Cost       Balance      Interest       Cost
-------------------------------------------------------------------------------


$251,520        $18,558       7.38%   $247,697        $17,926        7.24%
  35,662          2,866       8.04      23,885          1,789        7.49
   9,861            922       9.35      10,486            854        8.14

  67,938          4,076       6.00      51,438          2,849        5.54
   4,944            409       8.27       9,861            684        6.94
  29,331          1,910       6.51      42,994          2,849        6.63


  51,323          3,273       6.38      34,707          2,162        6.23
  25,175          1,504       5.97       8,533            355        4.16
-------------------------------------------------------------------------------
 475,754         33,518       7.05     429,601         29,468        6.86
  24,175                                16,863
-------------------------------------------------------------------------------
$499,929                              $446,464
-------------------------------------------------------------------------------



$251,932        $13,006       5.16%   $220,873        $ 8,918        4.04%
 164,213          4,004       2.44     160,265          3,933        2.45
-------------------------------------------------------------------------------
 416,145         17,010       4.09     381,138         12,851        3.37
   7,437                                 8,279
-------------------------------------------------------------------------------
 423,582                               389,417
-------------------------------------------------------------------------------
  76,347                                57,047
-------------------------------------------------------------------------------
$499,929                              $446,646
-------------------------------------------------------------------------------
                $16,508                               $16,617
-------------------------------------------------------------------------------
                              2.96%                                  3.49%
-------------------------------------------------------------------------------
                              3.47%                                  3.87%
-------------------------------------------------------------------------------

                            114.32%                                112.72%
-------------------------------------------------------------------------------

Trenton Savings Bank
--------------------------------------------------------------------------------

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Bank's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated to the change due to volume.

-----------------------------------------------------------------------------------------------------------------------
                                                                      Year Ended December 31,
-----------------------------------------------------------------------------------------------------------------------
                                                       1996 vs. 1995                          1995 vs. 1994
-----------------------------------------------------------------------------------------------------------------------
                                                  Increase/(Decrease) Due to            Increase/(Decrease) Due to
-----------------------------------------------------------------------------------------------------------------------
                                                Volume       Rate         Net        Volume         Rate          Net
-----------------------------------------------------------------------------------------------------------------------
                                                                           (In Thousands)
Interest-earning assets:
 Mortgage loans ..........................    $ 1,006     $   (75)     $   931     $    285    $      347      $   632
 Consumer loans ..........................        950         (89)         861          946           131        1,077
 Commercial business loans ...............      1,384         (19)       1,365          (59)          127           68
 Securities available for sale:
  Debt securities ........................        423         102          525          990           237        1,227
  Equity securities ......................       (422)        174         (248)        (406)          131         (275)
 Securities held to maturity:
  Debt securities and Federal Home
    Loan Bank stock ......................        740         (23)         717         (887)          (52)        (939)
  Mortgage-backed securities .............       (224)        185          (39)       1,059            52        1,111
 Federal funds sold ......................       (558)       (169)        (727)         995           154        1,149
-----------------------------------------------------------------------------------------------------------------------
    Total ................................      3,299          86        3,385        2,923         1,127        4,050
-----------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
 Certificates of deposit .................        989          50        1,039        1,614         2,474        4,088
 Interest-bearing savings deposits  ......        (92)        (16)        (108)          87           (16)          71
-----------------------------------------------------------------------------------------------------------------------
  Total  .................................        897          34          931        1,701         2,458        4,159
-----------------------------------------------------------------------------------------------------------------------
Net change in net interest income ........    $ 2,402     $    52      $ 2,454     $  1,222    $   (1,331)     $  (109)
-----------------------------------------------------------------------------------------------------------------------


Comparison of Result of Operations

General. The Bank reported net income of $8.4 million, $8.6 million and $7.7 million for the years ended December 31, 1996, 1995 and 1994, respectively. Net income for 1996 includes gross gains from the sale of equity securities of $2.8 million compared to gross gains from the sale of equity securities of $4.2 million and $2.4 million for 1995 and 1994, respectively. Net operating income net of securities gains for the year ended 1996 was $6.6 million, which represents a 10.2% increase as compared to $6.0 million for the year ended 1995.

Net Interest and Dividend Income. The Bank's net interest income is determined by its interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. Total interest income increased by $3.4 million, or 10.1%, to $36.9 million for the year ended December 31, 1996 from $33.5 million for the year ended December 31, 1995, as the Bank increased its interest income from all loan categories, debt securities available for sale, investment securities and FHLB stock, which increases were partially offset by decreases in interest income from equity securities available for sale, federal funds sold, and mortgage-backed securities. The increase in interest income resulted primarily from a $41.7 million, or 8.8%, increase in average interest-earning assets to $517.5 million from $475.8 million and an 8 basis point increase in yield on the Bank's average interest-earnings assets to 7.13% from 7.05%. The increase in average interest-earning assets resulted from the Bank's acquisition of BCB and deposit inflows.

14

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--------------------------------------------------------------------------------

Interest income from mortgage loans increased by $931,000, or 5.0%, to $19.5 million for the year ended December 31, 1996, from $18.6 million for the year ended December 31, 1995. This increase was due to a $13.5 million, or 5.4%, increase in average mortgage loans to $265.0 million from $251.5 million, which offset a decrease in the yield on average mortgage loans to 7.35% from 7.38%. Interest income from consumer loans increased by $861,000, or 30.0%, to $3.7 million from $2.9 million as a result of a $12.1 million increase in average consumer loans to $47.8 million from $35.7 million, which was partially offset by a 25 basis point decrease in the yield on average consumer loans. Interest income from commercial business loans increased by $1.4 million, or 148%, to $2.3 million for the year ended December 31, 1996, from $922,000 for the year ended December 31, 1995. This increase was due to a $15.1 million, or 153.3% increase in average commercial business loans to $25.0 million from $9.9 million which offset a 19 basis point decrease in the yield on average commercial business loans to 9.16% from 9.35%. The increase in average commercial business loan balances was due to the acquisition of BCB and increased commercial business loan activity. The Bank intends to focus its efforts on increasing its portfolio of commercial business loans in the future. Interest income from debt securities available for sale increased by $525,000, or 12.9%, to $4.6 million from $4.1 million due to a 15 basis point increase in the yield on average debt securities available for sale to 6.15% from 6.00%, and a $6.9 million, or 10.1%, increase in average debt securities available for sale to $74.8 million from $67.9 million. Interest income from mortgage-backed securities remained at $3.2 million, as a $3.3 million, or 6.5%, decrease in the average balance of mortgage-backed securities to $48.0 million from $51.3 million was offset by an increase in the yield on average mortgage-backed securities to 6.74% from 6.38%.

Income from equity securities available for sale decreased by $248,000, or 60.6%, to $161,000 from $409,000 due to a $3.6 million, or 72.4%, decrease in average equity securities available for sale to $1.4 million from $4.9 million. This decline in income was partially offset by a 351 basis point increase in the yield on average equity securities available for sale to 11.78% from 8.27%. The decrease in average equity securities available for sale resulted from the Bank's continuing strategy of liquidating such securities, as required in connection with the Bank's conversion to a federally-chartered savings bank, while the increase in yield resulted from the favorable market conditions for equities that existed during 1996.

Interest income from debt securities and FHLB stock increased by $717,000, or 37.5%, to $2.6 million from $1.9 million due to an $11.5 million, or 39.3% increase in the average balance of debt securities to $40.9 million for 1996 from $29.3 million for 1995. This increase offset an 8 basis point decrease in yield to 6.43% from 6.51% . Interest income from federal funds sold decreased $727,000 to $777,000 from $1.5 million due to a $10.5 million decrease in average federal funds sold to $14.7 million from $25.2 million, and a 67 basis point decrease in the yield on average federal funds sold to 5.30% from 5.97%.

The increase in the Bank's average balance of mortgage, commercial loans, consumer loans, debt securities available for sale, and investment securities resulted from the acquisition of BCB and internal loan growth. The decrease in yields on mortgage loan, consumer loans, commercial loans, investment securities and federal funds sold resulted from the purchase of interest-earning assets at market yields which were lower in 1996 than in 1995.


                                                                              15

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Trenton Savings Bank
--------------------------------------------------------------------------------

Total interest income increased by $4.1 million, or 13.7%, to $33.5 million for the year ended December 31, 1995 from $29.5 million for the year ended December 31, 1994, as the Bank increased its interest income from mortgage and consumer loans, debt securities available for sale, mortgage-backed securities, and federal funds sold, which increases were partially offset by decreases in interest income from equity securities available for sale, and investment securities and FHLB stock. The increase in interest income resulted primarily from a $46.2 million, or 10.7%, increase in average interest-earning assets to $475.8 million from $429.6 million and a 19 basis point increase in the yield on the Bank's average interest-earnings assets to 7.05% from 6.86%. The increase in average interest-earning assets resulted from the Bank's deployment of the $29.6 million of net proceeds from the Bank's August 1995 stock offering (the "Stock Offering"), assumption of $34.0 million of deposits from the RTC, and retained earnings over the period.

Interest income from investment securities and FHLB stock decreased by $939,000, or 33.0%, to $1.9 million in 1995 from $2.8 million in 1994 primarily due to a decrease in average investment securities as a result of maturities of such securities and the Bank's strategy of deploying the proceeds of such maturities into higher-yielding assets. Interest income from federal funds sold increased by $1.1 million, to $1.5 million in 1995 from $355,000 in 1994 due to a $16.6 million increase in average federal funds sold to $25.2 million from $8.5 million, and a 181 basis point increase in the yield on average federal funds sold to 5.97% from 4.16%. The increase in federal funds sold resulted from excess funds received from the oversubscription of the initial public offering, which were invested in federal funds awaiting refund to subscribers.

Total interest expense increased by $931,000, or 5.5%, to $17.9 million for the year ended December 31, 1996, from $17.0 million for the year ended December 31, 1995. The increase was due to a $15.8 million, or 3.8%, increase in average interest-bearing liabilities to $431.9 million from $416.1 million, and a 6 basis point increase in the average cost of the Bank's interest-bearing liabilities to 4.15% from 4.09%. The increase in average interest-bearing liabilities resulted from a $19.4 million, or 7.7%, increase in average certificates of deposit which offset a $3.6 million, or 2.2% decrease in average core deposits. The increase in interest-bearing liabilities was partially the result of the acquisition of BCB. The increase in rates paid on deposits was attributed to the effect of paying higher market rates on certificates of deposit in 1996 and a slight decline in less expensive core deposits.

As a result of the foregoing, the Bank's net interest income was $19.0 million for 1996 compared to $16.5 million for 1995. The Bank's interest rate spread was 2.98% for 1996 compared to 2.96% for 1995, as the yield on the Bank's interest-earning assets increased more rapidly than the Bank's cost of interest-bearing liabilities. The Bank's interest rate spread was 2.96% for 1995 compared to 3.49% for 1994.

Total interest expense increased by $4.2 million, or 32.4%, to $17.0 million for the year ended December 31, 1995, from $12.9 million for the year ended December 31, 1994. The increase was due to a $35.0 million, or 9.2%, increase in average interest-bearing liabilities to $416.1 million from $381.1 million, and a 72 basis point increase in the average cost of the Bank's interest-bearing liabilities to 4.09% from 3.37%. The increase in average interest-bearing liabilities resulted from a $31.1 million, or 14.1%, increase in average certificates of deposit, and a $3.9 million, or 2.5% increase in average core deposits. The increase in interest-bearings liabilities was largely the result of the assumption of $34.0 million of deposits form the RTC. The increase in rates paid on deposits was attributed to the higher average cost of the certificates of deposit purchased from the RTC, and the effect of paying higher market rates on certificates of deposit in 1994 which continue until the maturity of the certificates after 1995.

16

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Trenton Savings Bank
--------------------------------------------------------------------------------

Provision for Loan Losses. The Bank's provision for loan losses amounted to $0, $150,000 and $180,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Provisions for loan losses represent charges to income in order to maintain the allowance for loan losses at a level deemed appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the amount of non-performing loans, general economic conditions (particularly as they relate to the Bank's market area), and other factors relating to the Bank's loan portfolio. The decrease in the provisions to $0 in 1996 from $150,000 and $180,000 in 1995 and 1994, respectively, was based upon the Bank's analysis of the loan portfolio, history of charge-offs, and strength of the Bank's coverage ratios. The acquisition of BCB added $1.2 million, or 67.1%, to the Bank's loan loss reserves, increasing the total loan loss reserves at December 31, 1996 to $2.9 million. Nonperforming loans totalled $3.4 million at December 31, 1996 compared to $2.2 million at December 31, 1995, primarily as the result of the acquisition of BCB's substantial commercial loan portfolio. Nonperforming assets as a percentage of total assets increased from .43% at December 31, 1995 to .57% at December 31, 1996. Based upon management's evaluation of the factors listed above, management believes that the allowance for loan losses as of December 31, 1996 is adequate to provide for loan losses, although there can be no assurance that such losses will not exceed estimated amounts.

Other Income. In 1996, the net gain on security sales decreased $1.4 million, or 32.3%, to $2.8 million, compared to a net gain in 1995 of $4.2 million. Consequently, other income decreased $1.1 million for the year ended December 31, 1996 compared to the year ended December 31, 1995. Service fees and other income increased $206,000 for fiscal 1996 compared to fiscal 1995.

Other income increased by $1.7 million, or 57.0%, to $4.9 million for 1995 compared to $3.2 million for 1994. The increase resulted primarily from a $1.8 million increase in gain on sale of securities. In 1995, the Bank realized a net gain on security sales of $4.2 million as compared to a net gain in 1994 of $2.4 million.

Operating Expenses. Total operating expenses increased by $1.9 million, or 24.0%, to $9.7 million in 1996 as compared to $7.8 million in 1995. Amortization of intangible assets increased from $226,000 in 1995 to $389,000 in 1996, reflecting the amortization of three months of goodwill from the acquisition of BCB. Salaries and employee benefits increased $1.1 million, or 28.9%, to $5.1 million in 1996 from $4.0 million in 1995, reflecting normal salary increases, management incentive awards, and three months of additional salaries from the acquisition of BCB. Net occupancy expenses increased $175,000, or 15.5%, due to the addition of one branch as well as the acquisition of three BCB branches. Other operating expenses increased $553,000, or 35.0%, to $2.1 million in 1996 as compared to $1.6 million in 1995, reflecting routine expense increases and three months of expenses from the acquisition of BCB. These expense increases were offset by a $259,000 reduction in FDIC insurance premiums.

Total operating expenses increased by $317,000, or 4.2%, to $7.8 million in 1995 as compared to $7.5 million in 1994. Amortization of intangible assets increased from $21,000 in 1994 to $226,000 in 1995, reflecting the amortization of the premium paid for the assumption of $34.0 million in deposits from the RTC in March 1995. Salaries and employee benefits increased $333,000, or 9.2%, to $4.0 million in 1995 from $3.6 million in 1994 reflecting normal salary increases and staff enhancements. Net occupancy expenses and other operating expense increased $98,000, or 9.5%, and $75,000 or 4.1%, respectively, reflecting routine expense increases. These expense increases were offset by a $13,000 equipment expense reduction and a $381,000 reduction in FDIC insurance premiums.

Income Taxes. Income tax expense amounted to $4.7 million, $4.9 million, and $4.4 million in 1996, 1995, and 1994, reflecting primarily the differences in income before income taxes for such periods.

                                                                              17

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Trenton Savings Bank
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FDIC INSURANCE PREMIUMS AND ASSESSMENT

In September of 1995, the FDIC announced that the Bank Insurance Fund (the "BIF") was fully capitalized at the end of May 1995. The FDIC has reduced the deposit insurance premiums paid by "well-capitalized" institutions insured by the BIF. The majority of the Bank's deposits are BIF-insured. However, earlier in 1995 the Bank assumed approximately $34.0 million of deposits from the RTC. These deposits are insured by the Savings Association Insurance Fund (the "SAIF").

In September 1996, Congress enacted legislation to recapitalize the SAIF by a one-time assessment on all SAIF-insured deposits held as of March 31, 1995. The assessment was 65.7 basis points per $100 in deposits, payable on November 30, 1996. For the Bank, the assessment amounted to $177,000 (or $113,000 when adjusted for taxes), based on the Bank's SAIF-insured deposits of $26.9 million. In addition, beginning January 1, 1997, pursuant to the legislation, interest payments on FICO bonds issued in the late 1980's by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation will be paid jointly by BIF-insured institutions and SAIF-insured institutions. The FICO assessment will be 1.29 basis points per $100 in BIF deposits and 6.44 basis points per $100 in SAIF deposits. Beginning January 1, 2000, the FICO interest payments will be paid pro-rata by banks and thrifts based on deposits (approximately 2.4 basis points per $100 in deposits). The BIF and SAIF will be merged on January 1, 1999, provided the bank and saving association charters are merged by that date. In that event, pro-rata FICO sharing will begin on January 1, 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States Government, federal agency and other investments having maturities of five years or less. Current OTS regulations require that a savings institution maintain liquid assets of not less than 5% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1%. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At December 31, 1996, the Bank's liquidity, as measured for regulatory purposes, was 38.26%, or $137.6 million in excess of the minimum OTS requirement.

Cash was generated by the Bank's operating activities during the years ended December 31, 1996, 1995 and 1994, as a result of the acquisition of BCB, the assumption of deposits, proceeds from the conversion and retained earnings. The adjustments to reconcile net income to net cash provided by operations during the years presented consisted primarily of net gains from sale of securities, the provision for loan losses, depreciation and amortization expense, increases or decreases in accrued interest payable or receivable, and increases or decreases in other assets and other liabilities. The primary investing activity of the Bank is lending, which is funded with cash provided from operations and financing activities including deposits, as well as proceeds from amortization and prepayments on existing loans and proceeds from maturities of mortgage-backed securities and other investment securities. For additional information about cash flows from the Bank's operating, financing and investing activities, see the Consolidated Statements of Cash Flows included in the Consolidated Financial Statements.

At December 31, 1996, the Bank had outstanding $13.9 million in commitments to originate and purchase loans, $30.0 million to purchase investment securities and $13.8 million in commitments under unused lines of credit for commercial business loans. At the same date, the total amount of certificates of deposit which are scheduled to mature by December 31, 1997 was $188.7 million. The $30.0 million commitment for investment securities was made in conjunction with a three-year leverage program which was implemented in January 1997. The Bank believes that it has adequate resources to fund commitments as they arise and that it can adjust the rate on savings certificates to retain deposits in changing interest rate environments. If the Bank requires funds beyond its internal funding capabilities, advances from the FHLB of New York and borrowings from correspondent banks are available as an additional source of funds.

18

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Trenton Savings Bank
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The Bank is required to maintain specified amounts of capital pursuant to
FIRREA and regulations promulgated thereunder by the OTS. The capital standards generally require the maintenance of regulatory capital sufficient to meet a tangible capital requirement, a core capital requirement and a risk-based capital requirement. At December 31, 1996, the Bank's tangible and core capital totaled $92.3 million, or 15.6%, of adjusted total assets, which exceeded the minimum requirements at that date by approximately $83.4 million and $74.6 million, respectively, or 14.1% and 12.6%, respectively, of adjusted total assets. The Bank's risk-based capital totaled $95.2 million at December 31, 1996, or 28.4%, of risk-weighted assets, which exceeded the current requirement of 8% by approximately $68.4 million, or 20.4%, of risk-weighted assets.

IMPACT OF NEW ACCOUNTING STANDARDS

In June 1996, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS
125). SFAS 125 amends portions of SFAS 115, amends and extends to all servicing assets and liabilities the accounting standards for mortgage servicing rights now in SFAS 65, and supersedes SFAS 122. The statement provides consistent standards for distinguishing transfers of financial assets which are sales from transfers that are secured borrowings. Those standards are based upon consistent application of a financial components approach that focuses on control. The statement also defines accounting treatment for servicing assets and other retained interest in the assets that are transferred. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, except for certain provisions which were deferred until January 1, 1998 by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" issued in December 1996. The adoption of the statement is to be applied prospectively and is not expected to have a material effect on the Bank's financial condition or results of operations.

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and related financial data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

Unlike most industrial companies, virtually all of the Bank's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

                                                                              19

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Trenton Savings Bank
--------------------------------------------------------------------------------

                       COMMON STOCK AND RELATED MATTERS

The Common Stock. Effective August 3, 1995, the Bank reorganized from mutual to stock form and established Peoples Bancorp, MHC, a federal mutual holding company (the "Holding Company"). In the Bank's initial public offering of Common Stock, which closed on August 3, 1995, 5,796,000 shares of Common Stock were issued to the Holding Company, and 3,116,500 shares were sold to the Bank's customers at a price of $10.00 per share. On such date, the Bank's
Common Stock began to trade over-the-counter on the Nasdaq National Market using the symbol "TSBS." The following table sets forth the high and low trading prices of the Bank's common stock subsequent to the completion of the Offering, together with the cash dividends declared.

-------------------------------------------------------------------------------
Fiscal Year Ended                             Cash Dividends
December 31, 1995      High        Low          Declared
-------------------------------------------------------------------------------
Third quarter         $14 1/8     $11           $ .0575
Fourth quarter        $13 3/4     $12 7/8       $ .0875
Fiscal Year Ended
December 31, 1996
-------------------------------------------------------------------------------
First quarter         $15         $12 7/8       $ .0875
Second quarter        $15         $13 1/4       $ .0875
Third quarter         $15 1/8     $13 3/4       $ .0875
Fourth quarter        $16 3/8     $14           $ .0875


As of December 31, 1996, the Bank had 9,037,160 shares of Common Stock outstanding, including 5,796,000 shares held by the Holding Company and 3,241,160 shares that were publicly held. As of such date the Bank had 1,241 stockholders. This does not reflect the number of persons whose stock is in nominee or "street" name accounts through brokers.

Dividends. Payment of dividends on the Common Stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Bank's results of operations and financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

Office of Thrift Supervision ("OTS") regulations impose limitations upon all "capital distributions" by savings associations, including cash dividends, payments by a savings association to repurchase or otherwise acquire its stock, payments to stockholders of another savings association in a cash-out merger, and other distributions charged against capital. The regulations establish a three-tiered system of regulation, with the greatest flexibility being afforded to well-capitalized or Tier 1 savings associations. As of the date hereof, the Bank was a Tier 1 association. Accordingly, under the OTS capital distribution regulations, the Bank would be permitted to pay dividends during any calendar year up to 100 percent of its net income during that calendar year, plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year.

In addition to the foregoing, earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. The Bank intends to make full use of this favorable tax treatment and does not contemplate any distribution by the Bank in a manner that would create federal tax liability.

20

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Trenton Savings Bank
--------------------------------------------------------------------------------

Dividend Waivers by the Holding Company. The Holding Company waived the right to receive all dividends paid by the Bank during 1996. OTS regulations require the Holding Company to notify the OTS of any proposed waiver of the right to receive dividends. It is the OTS' recent practice to review dividend waiver notices on a case-by-case basis, and, in general, not object to any such waiver if: (i) the mutual holding company's board of directors determines that such waiver is consistent with such directors' fiduciary duties to the mutual holding company's members; (ii) for as long as the savings association subsidiary is controlled by the mutual holding company, the dollar amount of dividends waived by the mutual holding company are considered as a restriction on the retained earnings of the savings association, which restriction, if material, is disclosed in the public financial statements of the savings association as a note to the financial statements; (iii) the amount of any dividend waived by the mutual holding company is available for declaration as a dividend solely to the mutual holding company, and, in accordance with SFAS 5, where the savings association determines that the payment of such dividend to the mutual holding company is probable, an appropriate dollar amount is recorded as a liability; (iv) the amount of any waived dividend is considered as having been paid by the savings association in evaluating any proposed dividend under OTS capital distribution regulations; and (v) in the event the mutual holding company converts to stock form, the appraisal submitted to the OTS in connection with the conversion application takes into account the aggregate amount of the dividends waived by the mutual holding company.

As of December 31, 1996, the Holding Company had waived an aggregate of $2,361,870 of dividends. It is the OTS' policy that in the event of a mutual-to-stock conversion of the Holding Company, the aggregate amount of dividends waived by the Holding Company would be credited to the Holding Company and would adjust the percentage of the converted holding company's common stock issued to Bank stockholders other than the Holding Company ("Minority Stockholders") in exchange for the Bank's Common Stock. The percentage of the converted holding company's common stock that would be issued to Minority Stockholders would be determined by multiplying the percentage of the Bank's common stock held by Minority Stockholders (i.e., 35.9% as of December 31, 1996) by a fraction the numerator of which is equal to the Bank's stockholders equity less the aggregate amount of dividends waived by the Holding Company, and the denominator of which is equal to the Bank's stockholders equity.

                                                                              21

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[LETTERHEAD OF KPMG PEAT MARWICK LLP]

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Trenton Savings Bank FSB:

We have audited the accompanying consolidated statements of condition of Trenton Savings Bank FSB as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trenton Savings Bank FSB as of December 31, 1996 and 1995, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP



Short Hills, New Jersey
January 21, 1997

22

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CONSOLIDATED STATEMENTS OF CONDITION

-------------------------------------------------------------------------------------------------
December 31,                                                         1996              1995
-------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks (note 13).............................     $  12,937,785    $  6,252,559
Federal funds sold ...........................................         8,000,000      10,000,000
-------------------------------------------------------------------------------------------------
    Total cash and cash equivalents ..........................        20,937,785      16,252,559
Securities available for sale (note 5) .......................        87,647,594      83,775,799
Securities held to maturity (market value of $37,925,062
 in 1996 and $37,125,899 in 1995) (note 6)  ..................        37,935,360      36,944,825
Mortgage-backed securities held to maturity (market value
 of $48,587,438 in 1996 and $55,032,429 in 1995) (note 7).....        48,617,666      54,315,667
Federal Home Loan Bank stock, at cost ........................         3,089,300       2,864,300
Loans, net (note 8) ..........................................       380,288,191     306,092,624
Bank premises and equipment, net (note 9) ....................         6,981,958       5,867,393
Accrued interest receivable (note 10).........................         3,602,553       3,765,493
Prepaid expenses .............................................         1,471,191         766,979
Intangible assets ............................................         9,164,044       2,325,008
Other assets .................................................         1,280,631       1,247,361
-------------------------------------------------------------------------------------------------
    Total assets .............................................     $ 601,016,273    $514,218,008
-------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
 Deposits (note 11)...........................................       491,245,755     410,770,327
 Accrued expenses and other liabilities  .....................         6,418,307       5,905,913
-------------------------------------------------------------------------------------------------
    Total liabilities  .......................................       497,664,062     416,676,240
-------------------------------------------------------------------------------------------------
Stockholders' equity:
 Common stock. $.10 par value. Authorized 20,000,000
  shares; issued and outstanding 9,037,160 shares at
  December 31, 1996 and 8,912,500 shares at December
  31, 1995 ...................................................           903,716         891,250
 Additional paid-in capital ..................................        30,356,838      28,686,394
 Retained earnings - substantially restricted ................        72,545,415      65,267,044
 Unearned Management Recognition Plan shares   ...............        (1,542,668)             --
 Net unrealized gain on securities available for sale, net of
  taxes ......................................................         1,088,910       2,697,080
-------------------------------------------------------------------------------------------------
    Total stockholders' equity (notes 12 and 13)  ............       103,352,211      97,541,768
-------------------------------------------------------------------------------------------------
Commitments and contingencies (notes 9 and 15)................
-------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity................     $ 601,016,273    $514,218,008
-------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Trenton Savings Bank
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME

-------------------------------------------------------------------------------------------------
Years ended December 31,                                     1996          1995          1994
-------------------------------------------------------------------------------------------------
Interest and dividend income:
 Interest and fees on loans .........................     $25,502,919   22,346,132     20,568,976
 Interest on securities available for sale  .........       4,762,011    4,484,425      5,058,437
 Interest and dividends on investment securities
  held to maturity ..................................       2,627,040    1,909,904      1,323,032
 Interest on mortgage-backed securities held to
  maturity ..........................................       3,234,025    3,273,166      2,162,105
 Interest on Federal funds sold .....................         776,927    1,504,484        355,088
-------------------------------------------------------------------------------------------------
  Total interest income .............................      36,902,922   33,518,111     29,467,638
Interest expense on deposits (note 11) ..............      17,941,177   17,009,730     12,851,340
-------------------------------------------------------------------------------------------------
  Net interest income ...............................      18,961,745   16,508,381     16,616,298
Provision for loan losses (note 8) ..................              --      150,000        180,000
-------------------------------------------------------------------------------------------------
  Net interest income after provision for loan
    losses ..........................................      18,961,745   16,358,381     16,436,298
-------------------------------------------------------------------------------------------------
Other income: .......................................
 Service fees on deposit accounts.... ...............         485,442      361,122        346,293
 Fees and other income ..............................         471,021      389,896        393,910
 Net gain on sale of other real estate ..............          22,664        1,764          2,791
 Net gain on sale of securities (note 5) ............       2,839,123    4,193,142      2,407,548
-------------------------------------------------------------------------------------------------
  Total other income ................................       3,818,250    4,945,924      3,150,542
-------------------------------------------------------------------------------------------------
Operating expense:
 Salaries and employee benefits (note 14)............       5,103,767    3,959,393      3,625,757
 Net occupancy expense (note 9) .....................       1,306,068    1,130,539      1,032,868
 Equipment expense ..................................          88,193       58,078         70,776
 Data processing fees  ..............................         416,049      345,764        333,567
 Amortization of intangible assets ..................         388,606      226,234         20,881
 FDIC insurance premium (note 17)  ..................         233,287      492,455        873,070
 Other operating expense ............................       2,133,012    1,579,903      1,517,758
-------------------------------------------------------------------------------------------------
  Total operating expense ...........................       9,668,982    7,792,366      7,474,677
-------------------------------------------------------------------------------------------------
  Income before income taxes ........................      13,111,013   13,511,939     12,112,163
Income taxes (note 12) ..............................       4,720,000    4,864,000      4,437,000
-------------------------------------------------------------------------------------------------
  Net income  .......................................     $ 8,391,013    8,647,939      7,675,163
-------------------------------------------------------------------------------------------------
Earnings per common share ...........................     $      0.94           --             --
-------------------------------------------------------------------------------------------------
Weighted average common shares outstanding ..........       8,965,826           --             --
-------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Trenton Savings Bank
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                     Additional
                                             Number       Common      paid-in
                                            of shares     stock       capital
--------------------------------------------------------------------------------
Balance at December 31, 1993  ............         --    $     --            --
 Net income for the year .................         --          --            --
 Cumulative effect of accounting
  change -- net unrealized gain in
  securities designated as available
  for sale, net of income tax expense
  of $3,018,734...........................         --          --            --
 Net change in net unrealized gain on
  securities available for sale, net of
  income tax benefit of $1,861,458  ......         --          --            --
--------------------------------------------------------------------------------
Balance at December 31, 1994  ............         --          --            --
 Proceeds of the stock offering, net of
  issuance expenses of $1,387,356,
  and mutual holding company
  capitalization, $200,000 ...............  8,912,500     891,250    28,686,394
 Net income for the year .................         --          --            --
 Dividends declared ......................         --          --            --
 Net change in net unrealized gain on
  securities available for sale, net of
  tax expense of $359,830  ...............         --          --            --
--------------------------------------------------------------------------------
Balance at December 31, 1995  ............  8,912,500     891,250    28,686,394
 Net income for the year..................         --          --            --
 Dividends declared ......................         --          --            --
 Establishment of Management
  Recognition Plan   .....................    124,660      12,466     1,670,444
 Amortization on unearned Manage-
  ment Recognition Plan shares                     --          --            --
 Net change in net unrealized gain on
  securities available for sale, net of
  tax expense of $904,595  ...............         --          --            --
--------------------------------------------------------------------------------
Balance at December 31, 1996  ............  9,037,160    $903,716    30,356,838
================================================================================

                                                                  Net
                                                               unrealized
                                                                gain on
                                               Retained        securities      Unearned
                                               earnings        available      Management         Total
                                            (substantially     for sale,      Recognition    stockholders'
                                             restricted)      net of taxes    Plan shares        equity
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 1993  ............      49,123,141               --             --      49,123,141
 Net income for the year .................       7,675,163               --             --       7,675,163
 Cumulative effect of accounting
  change -- net unrealized gain in
  securities designated as available
  for sale, net of income tax expense
  of $3,018,734...........................              --        5,371,298             --       5,371,298
 Net change in net unrealized gain on
  securities available for sale, net of
  income tax benefit of $1,861,458  ......              --       (3,400,800)            --      (3,400,800)
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 1994  ............      56,798,304        1,970,498             --      58,768,802
 Proceeds of the stock offering, net of
  issuance expenses of $1,387,356,
  and mutual holding company
  capitalization, $200,000 ...............              --               --             --      29,577,644
 Net income for the year .................       8,647,939               --             --       8,647,939
 Dividends declared ......................        (179,199)              --             --        (179,199)
 Net change in net unrealized gain on
  securities available for sale, net of
  tax expense of $359,830  ...............              --          726,582             --         726,582
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 1995  ............      65,267,044        2,697,080             --      97,541,768
 Net income for the year..................       8,391,013               --             --       8,391,013
 Dividends declared ......................      (1,112,642)              --             --      (1,112,642)
 Establishment of Management
  Recognition Plan   .....................              --               --     (1,682,910)             --
 Amortization on unearned Manage-
  ment Recognition Plan shares............              --               --        140,242         140,242
 Net change in net unrealized gain on
  securities available for sale, net of
  tax expense of $904,595  ...............              --       (1,608,170)            --      (1,608,170)
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 1996  ............      72,545,415        1,088,910     (1,542,668)    103,352,211
===========================================================================================================


See accompanying Notes to Consolidated Financial Statements.

Trenton Savings Bank
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                    1996              1995               1994
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income   ......................................................   $   8,391,013         8,647,939          7,675,163
 Adjustments to reconcile net income to net cash provided
  by operating activities:
  Provision for loan losses ........................................              --           150,000            180,000
  Depreciation and amortization expense  ...........................         647,621           432,449            388,690
  Amortization of intangible assets ................................         388,606           226,234             20,881
  Net accretion of premiums and discounts on securities ............        (585,845)         (203,864)           (80,698)
  Decrease (increase) in accrued interest receivable and
    other assets ...................................................         601,574        (4,997,347)           124,010
  Increase in accrued interest payable and other liabilities                 862,534           855,102            750,349
  Net gain on sale of securities   .................................      (2,839,123)       (4,193,142)        (2,407,548)
  Net gain on sale of other real estate ............................         (22,664)           (1,764)            (2,791)
-------------------------------------------------------------------------------------------------------------------------
 Net cash provided by operating activities  ........................       7,443,716           915,607          6,648,056
-------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Proceeds from maturities of securities available for sale
  and held to maturity  ............................................      51,755,655        44,850,000         56,960,000
 Purchase of securities held to maturity ...........................     (11,758,756)      (34,015,511)        (6,491,380)
 Purchase of securities available for sale  ........................     (40,280,836)      (44,948,842)       (29,127,159)
 Proceeds from sales of securities available for sale  .............       9,367,945        10,053,561         12,660,623
 Maturities and repayments of mortgage backed securities ...........      12,176,778         6,699,543          6,576,297
 Purchase of mortgage-backed securities held to maturity ...........      (6,064,912)      (25,495,487)        (9,540,125)
 Net increase in loans .............................................     (26,266,237)      (16,772,688)       (34,105,580)
 Net additions to bank premises, furniture and equipment............        (742,179)         (387,053)          (401,556)
 Proceeds from sales of other real estate owned ....................         105,000            78,764              2,791
 Payment for purchase of Burlington County Bank, net of
  cash acquired  ...................................................       3,362,930                --                 --
-------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities ............................      (8,344,612)      (59,937,713)        (3,466,089)
-------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Net proceeds received from stock offering .........................              --        29,777,644                 --
 Dividends paid ....................................................      (1,112,642)         (179,199)                --
 Capitalization of mutual holding company   ........................              --          (200,000)                --
 Net cash received from assumption of deposit liabilities  .........              --        31,467,935                 --
 Net increase in noninterest bearing demand deposits ...............       4,855,587         1,404,730            928,784
 Net increase (decrease) in savings and time deposits   ............       2,443,177           338,450         (7,209,108)
 Repayment of subordinated note ....................................        (600,000)               --                 --
-------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities ..............       5,586,122        62,609,560         (6,280,324)
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents ...............       4,685,226         3,587,454         (3,098,357)
Cash and cash equivalents as of beginning of year ..................      16,252,559        12,665,105         15,763,462
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents as of end of year ........................   $  20,937,785        16,252,559         12,665,105
-------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
 Cash paid:
  Interest .........................................................   $  15,577,152        16,394,093         12,672,836
-------------------------------------------------------------------------------------------------------------------------
  Income taxes .....................................................   $   4,875,000         5,805,000          4,319,879
-------------------------------------------------------------------------------------------------------------------------
Noncash investing activities:
 Transfer of securities to securities available for sale ...........   $          --                --         93,871,948
-------------------------------------------------------------------------------------------------------------------------
 Transfer of securities available for sale to securities held to
  maturity .........................................................   $          --                --         37,111,677
-------------------------------------------------------------------------------------------------------------------------
 Assets acquired in settlement of loans ............................   $     723,474            34,300             77,000
-------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Trenton Savings Bank
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- DECEMBER 31, 1996 AND 1995

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Trenton Savings Bank FSB (the Bank) provides banking services to individual and corporate customers primarily in Mercer and Burlington counties in New Jersey and Bucks county in Pennsylvania. The Bank is subject to competition from other financial institutions and the regulations of certain Federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of Trenton Savings Bank and its wholly-owned subsidiary, TSBusiness Finance Corporation. Significant intercompany accounts and transactions have been eliminated in consolidation.

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Loans

Loans are stated at the principal amount outstanding, net of deferred loan origination fees, costs and unearned discounts, and the allowance for loan losses.

Interest income on commercial, real estate mortgage and installment loans is credited to operations based upon the principal amount outstanding. Loans are placed on a nonaccrual status when a default of principal or interest has existed for a period of 90 days, except when, in the opinion of management, the collection of the principal and interest is reasonably anticipated or adequate collateral exists. Previously accrued and uncollected interest is reversed when a loan is placed on nonaccrual status. Interest income is recognized subsequently only in the period collected. Loans are returned to an accrual status when factors indicating doubtful collectibility on a timely basis no longer exist.

Management, considering current information and events regarding the borrowers ability to repay their obligations, considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of impairment is measured based on the fair value of the collateral. Impairment losses are included in the allowance for loan losses through provisions charged to operations.

The Bank has defined the population of impaired loans to be all nonaccrual commercial loans. Impaired loans are individually assessed to determine that the loan's carrying value is not in excess of the fair value of the collateral or the present value of the loan's expected cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, including mortgage and consumer loans, are specifically excluded from the impaired loan portfolio.

Loan origination and commitment fees less certain costs have been deferred, and the net amount amortized as an adjustment to the related loan's yield over the contractual life of the related loan.

Trenton Savings Bank
--------------------------------------------------------------------------------

Allowance for Loan Losses

An allowance for loan losses is charged to operations based on management's evaluation of the credit risk in its portfolio. Such evaluation includes a review of all loans for which full collectibility may not be reasonably assured and considers, among other matters, the estimated net realizable value of the underlying collateral, economic conditions and other matters which warrant consideration. All losses are charged to the allowance when the loss actually occurs or when a determination is made that a loss is probable. Subsequent recoveries, if any, are added back to the allowance.

A substantial portion of the Bank's loans are secured by real estate in the New Jersey market. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in market conditions in New Jersey and the Bank's market area.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in New Jersey. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Debt, Equity and Mortgage-Backed Securities

Effective January 1, 1994, the Bank adopted Statement of Financial Accounting Standards No. 115 (SFAS 115) "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115, the Bank is required to report debt, readily-marketable equity and mortgage-backed securities in one of the following categories (i) "held-to-maturity" (management has a positive intent and ability to hold to maturity) which are to be reported at amortized cost;
(ii) "trading" (held for current resale) which are to be reported at fair value, with unrealized gains and losses included in earnings and (iii) "available-for-sale" (all other debt, readily marketable equity and mortgage-backed securities) which are to be reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, as a separate component of stockholders' equity. Accordingly, in adopting SFAS 115, the Bank classified all of its holdings of debt, readily-marketable equity and mortgage-backed securities at January 1, 1994 as either "held-to-maturity" or "available-for-sale." The adoption of SFAS 115 had no impact on 1994 net income but resulted in a net credit of $5,371,298 in stockholders' equity due to unrealized gains at January 1, 1994, on securities classified as "available-for-sale."

Premiums and discounts on debt and mortgage-backed securities are amortized to expense and accreted to income over the estimated life of the respective security using the level-yield method.

Gains and losses on the sale of securities are based upon the amortized cost of the security using the specific identification method.

Bank Premises and Equipment

Bank premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is provided for on a straight-line basis over the estimated useful lives of the respective assets. Amortization of leasehold improvements is provided for on a straight-line basis over the shorter of the useful life or the lease term plus one renewal period.

Trenton Savings Bank
--------------------------------------------------------------------------------

Intangible Assets

Intangible assets consist primarily of premiums paid upon the 1995 assumption of deposits and goodwill arising from the 1996 acquisition of the net assets of Burlington County Bank. Premiums on deposits are amortized on a straight-line basis over a period of ten years. Goodwill is being amortized on a straight-line basis over 15 years. On a periodic basis, the Bank reviews its intangible assets for the events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Bank records income taxes utilizing the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Pension Plan

The Bank has a pension plan covering employees and officers meeting service and age requirements. The Bank's policy is to fund pension costs accrued.

Other Postretirement Benefit Plans

In addition to the Bank's defined benefit plan, the Bank provides a postretirement medical and life insurance plan to its retirees. The benefits available under the plan depend on the years of service to the Bank and the age of the retiree. The Bank's policy is to accrue for such cost over the period the employee renders the service to earn the benefit.

Stock Option Plan

The Bank applies the "intrinsic value based method" as described in APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock-based compensation. Accordingly, no compensation cost has been recognized for the stock option plan.

Management Recognition Plan

Compensation cost is incurred by the Bank over the vesting period based upon the fair value of the shares at the date of allocation.

Statements of Cash Flows

The Bank considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Earnings Per Share

Earnings per share data is presented for the year ended December 31, 1996. Prior years earnings per share data is not presented as the Bank completed its initial public offering on August 3, 1995 and such data is not deemed meaningful by management.

Reclassifications

Certain reclassifications have been made to the 1995 and 1994 amounts to conform to the 1996 presentation.

Trenton Savings Bank
--------------------------------------------------------------------------------

(2) ACQUISITIONS

Intangible assets consist primarily of premium paid upon the assumption of deposits and goodwill arising from the acquisition of Burlington County Bank.

Deposits of $33,973,935 were assumed in 1995 from the RTC with the Bank paying a premium of $2,506,000. The premium is being amortized over a ten year period using the straight-line method.

As of the close of business on September 30, 1996 the Bank acquired the net assets of Burlington County Bank (BCB), a New Jersey bank, in a cash transaction accounted for under the purchase method of accounting. As such, the results of operations of BCB is only included in the results of operations of Trenton Savings Bank subsequent to the acquisition date.

Trenton Savings Bank paid $12,473,218 in cash for $5,245,132 in net assets of BCB. The transaction resulted in $7,228,086 in goodwill which is being amortized over 15 years using the straight-line method. At the consummation date the primary assets and liabilities of BCB consisted of approximately $15,800,000 in cash and equivalents, $14,200,000 in securities, $48,200,000 in loans, and $73,200,000 in deposits.

The following supplemental schedule presents the pro forma results of operations for 1996 and 1995 as though the companies had combined on January 1, 1995. The pro forma results of operations do not necessarily reflect the results of operations that would have occurred had the Bank and BCB been combined during such periods.
      ----------------------------------------------------------------------
                                                     1996           1995
      ----------------------------------------------------------------------
      Net interest income .....................    $21,500,085    20,026,277
      Net income ..............................      8,528,924     9,164,672
      Earnings per common share ...............           0.95            --
      ----------------------------------------------------------------------

Pro forma earnings per common share as of December 31, 1995 is not presented as its presentation would not be meaningful due to the Bank's initial stock offering as of August 3, 1995.

(3) CHARTER CONVERSION, REORGANIZATION TO A MUTUAL HOLDING COMPANY AND CONVERSION TO STOCK FORM OF OWNERSHIP

On January 1, 1995 the Bank converted from a state chartered mutual savings bank to a federally chartered mutual savings bank called Trenton Savings Bank FSB.

On February 8, 1995, the Board of Directors of the Bank unanimously adopted the Plan of Reorganization from a Federal Mutual Savings Bank to a Federal Mutual Holding Company and Stock Issuance Plan, which plan was subsequently amended (as amended, the Plan). Pursuant to the Plan, the Bank reorganized from a Federally-chartered mutual savings bank into a Federal mutual holding company, Peoples Bancorp, MHC and concurrently formed a Federally-chartered capital stock savings subsidiary, which took the name Trenton Savings Bank FSB. Each deposit account of the Bank at the time of the reorganization became a deposit account in the newly-formed bank in the same amount and upon the same terms and conditions, except that the holder of each such deposit account has voting and liquidation rights with respect to the holding company rather than the Bank.

Trenton Savings Bank
--------------------------------------------------------------------------------

As part of the reorganization, the Bank was authorized to offer stock in one or more offerings, up to a maximum of 49.9% of the issued and outstanding shares of its common stock. On May 15, 1995, the Bank received initial approval from the Office of Thrift Supervision (OTS) to solicit subscribers for stock.

On August 3, 1995, the Bank completed its minority stock offering whereby the Bank issued 3,116,500 shares at $10 per share for a total of $31,165,000, which represents a minority ownership of 35.0% of the Bank based upon its valuation by an independent appraiser. The net proceeds of the stock offering, after reflecting offering expenses of $1.387 million and costs to capitalize the mutual holding of $200,000, were $29.578 million. The net proceeds were added to the Bank's general funds to be used for general corporate purposes.

In 1996 and 1995, the Bank declared cash dividends of $0.35 and $0.0575, respectively, per common share to holders of common stock of the Bank. The Bank's Federal mutual holding company, Peoples Bancorp, MHC, waived the receipt of the cash dividends paid by the Bank, and it currently intends to continue this policy. There can be no assurance that the Bank's regulators will permit future dividend waivers, or the terms of such waivers.

(4) REORGANIZATION TO A TWO-TIERED MUTUAL HOLDING COMPANY

On November 26, 1996 the Bank and Peoples Bancorp, MHC filed an application with the Office of Thrift Supervision (OTS), the Bank's primary regulator, to reorganize into a two-tiered holding company. Pursuant to the reorganization, Peoples Bancorp, Inc. will be formed and become the majority-owned subsidiary of Peoples Bancorp, MHC and the Bank will become the wholly-owned subsidiary of Peoples Bancorp, Inc. The relative ownership interests of all stockholders of the Bank will remain unchanged as a result of the reorganization. After the reorganization, the Bank will continue its current business and operations as a Federally-chartered savings bank under its existing name.

The reorganization is subject to OTS and stockholder approval.

(5) SECURITIES AVAILABLE FOR SALE

As discussed in note 1, the Bank adopted SFAS 115 as of January 1, 1994. The cumulative effect of this change in accounting for the net unrealized appreciation in securities designated as available for sale was an increase to securities of $8,390,032 and to stockholders' equity of $5,371,298, net of income tax expense of $3,018,734.

Trenton Savings Bank
--------------------------------------------------------------------------------

The amortized cost and estimated market value of securities available for sale as of December 31, 1996 and 1995 are as follows:

============================================================================================
                                                             1996
--------------------------------------------------------------------------------------------
                                                     Gross          Gross        Estimated
                                   Amortized       unrealized     unrealized      market
                                      cost           gains         losses         value
--------------------------------------------------------------------------------------------
Debt securities:
 United States Treasury
  securities ...................   $65,335,964          204,470        33,316    65,507,118
 United States Agencies
  securities ...................     9,923,907           10,121       166,711     9,767,317
 Other bonds ...................     9,151,346           20,566            --     9,171,912
--------------------------------------------------------------------------------------------
                                    84,411,217          235,157       200,027    84,446,347
Equity securities ..............       893,622        2,307,625            --     3,201,247
--------------------------------------------------------------------------------------------
                                   $85,304,839        2,542,782       200,027    87,647,594
============================================================================================

============================================================================================
                                                             1995
--------------------------------------------------------------------------------------------
                                                     Gross          Gross        Estimated
                                   Amortized       unrealized     unrealized      market
                                      cost           gains         losses         value
--------------------------------------------------------------------------------------------
Debt securities:
 United States Treasury
  securities ...................   $70,944,500          727,670       29,660     71,642,510
 United States Agencies
  securities ...................     5,010,547               --           --      5,010,547
--------------------------------------------------------------------------------------------
                                    75,955,047          727,670       29,660     76,653,057
Equity securities ..............     2,536,015        4,586,727           --      7,122,742
--------------------------------------------------------------------------------------------
                                   $78,491,062        5,314,397       29,660     83,775,799
============================================================================================

On October 1, 1994, the Bank transferred $29,704,943 and $5,799,679 of mortgage-backed securities and United States Agencies securities from available for sale to held to maturity at fair value. The unrealized loss at the date of the transfer was $1,607,055 ($641,346 and $1,070,550 at December 31, 1996 and
1995, respectively) and is being amortized over the estimated remaining life of the related securities.

The amortized cost and estimated market value of securities available for sale at December 31, 1996 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

====================================================================
                                                          Estimated
                                          Amortized        market
                                             cost          value
--------------------------------------------------------------------
      Due within one year .............   $39,530,426     39,649,242
      Due after one year through five
        years .........................    34,633,198     34,706,102
      Due after five years through ten
        years .........................    10,247,593     10,091,003
--------------------------------------------------------------------
                                           84,411,217     84,446,347
      Equity securities ...............       893,622      3,201,247
--------------------------------------------------------------------
                                          $85,304,839     87,647,594
====================================================================

Trenton Savings Bank
--------------------------------------------------------------------------------

During the years ended December 31, 1996, 1995 and 1994, proceeds from sales of securities available for sale resulted in gross gains and gross losses as follows:

===============================================================================
                                          1996           1995           1994
-------------------------------------------------------------------------------
Proceeds from sales of securities
 available for sale ...............     $9,367,945     10,053,561   12,660,623
Gross realized gains ..............      2,839,123      4,263,748    2,558,842
Gross realized losses .............             --         70,606      151,294
===============================================================================

(6) SECURITIES HELD TO MATURITY

The amortized cost and estimated market value of securities held to maturity as of December 31, 1996 and 1995 are as follows:

================================================================================================
                                                                 1996
------------------------------------------------------------------------------------------------
                                                         Gross          Gross        Estimated
                                       Amortized       unrealized     unrealized      market
                                          cost           gains         losses         value
------------------------------------------------------------------------------------------------
Debt securities:
 United States Agencies ............   $17,042,328              --        134,949    16,907,379
 Obligations of state and
  political subdivisions ...........     3,399,695          97,725             --     3,497,420
 Corporate bonds  ..................    17,493,337          55,463         28,537    17,520,263
------------------------------------------------------------------------------------------------
                                       $37,935,360         153,188        163,486    37,925,062
================================================================================================

================================================================================================
                                                                 1995
------------------------------------------------------------------------------------------------
                                                         Gross          Gross        Estimated
                                       Amortized       unrealized     unrealized      market
                                          cost           gains         losses         value
------------------------------------------------------------------------------------------------
Debt securities:
 United States Agencies ............   $24,934,032          70,904        76,655     24,928,281
 Obligations of state and
  political subdivisions ...........     1,055,496         100,977            --      1,156,473
 Corporate bonds  ..................    10,955,297          99,577        13,729     11,041,145
------------------------------------------------------------------------------------------------
                                       $36,944,825         271,458        90,384     37,125,899
================================================================================================

The amortized cost and estimated market value of securities held to maturity as of December 31, 1996 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

      ===============================================================
                                                          Estimated
                                          Amortized        market
                                             cost          value
      ---------------------------------------------------------------
      Due in one year or less .........   $ 6,202,209      6,228,874
      Due after one year through five
        years .........................    29,354,295     29,196,185
      Due five years through ten
        years .........................     1,577,940      1,603,843
      Due after ten years .............       800,916        896,160
      ---------------------------------------------------------------
                                          $37,935,360     37,925,062
      ===============================================================

As of December 31, 1996 and 1995, United States Treasury securities with a face value of $3,900,000 and $100,000, respectively were held in trust to secure deposits of public funds.

Trenton Savings Bank
--------------------------------------------------------------------------------

(7) MORTGAGE-BACKED SECURITIES HELD TO MATURITY

The amortized cost and estimated market value of mortgage-backed securities held to maturity as of December 31, 1996 and 1995 are as follows:

==========================================================================================
                                                           1996
------------------------------------------------------------------------------------------
                                                   Gross          Gross        Estimated
                                 Amortized       unrealized     unrealized      market
                                    cost           gains          losses        value
------------------------------------------------------------------------------------------
Government National Mortgage
 Association .................   $ 1,613,904          38,548       7,816        1,644,636
Federal Home Loan Mortgage
 Corporation .................    47,003,762         431,300     492,260       46,942,802
------------------------------------------------------------------------------------------
                                 $48,617,666         469,848     500,076       48,587,438
==========================================================================================

==========================================================================================
                                                           1995
------------------------------------------------------------------------------------------
                                                   Gross          Gross        Estimated
                                 Amortized       unrealized     unrealized      market
                                    cost           gains          losses        value
------------------------------------------------------------------------------------------
Government National Mortgage
 Association         .........   $ 2,055,648         112,188       4,690        2,163,146
Federal Home Loan Mortgage
 Corporation      ............    52,260,019         748,357     139,093       52,869,283
------------------------------------------------------------------------------------------
                                 $54,315,667         860,545     143,783       55,032,429
==========================================================================================

The amortized cost and market value of mortgage-backed securities held to maturity as of December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties

      ===============================================================
                                                          Estimated
                                          Amortized        market
                                             cost          value
      ---------------------------------------------------------------
      Due in one year or less .........   $ 3,013,891      2,990,156
      Due after one year through five
        years .........................    28,776,144     28,400,720
      Due five years through ten
        years .........................     1,404,880      1,434,266
      Due after ten years  ............    15,422,751     15,762,296
      ---------------------------------------------------------------
                                          $48,617,666     48,587,438
      ===============================================================
34

Trenton Savings Bank
--------------------------------------------------------------------------------

(8) LOANS

A summary of loans as of December 31, 1996 and 1995 follows:

      ======================================================================
                                                1996              1995
      ----------------------------------------------------------------------
      Mortgage loans:
        One to four family ..............    $ 239,469,728       227,716,966
        Commercial real estate and
         multi-family  ..................       53,414,960        27,827,204
      ----------------------------------------------------------------------
         Total mortgage loans ...........      292,884,688       255,544,170
      ----------------------------------------------------------------------
      Commercial ........................       34,485,865        11,572,680
      Home equity .......................       28,138,148        21,832,548
      Other consumer loans ..............       27,477,904        18,783,391
      ----------------------------------------------------------------------
         Total other loans ..............       90,101,917        52,188,619
      ----------------------------------------------------------------------
         Total loans ....................      382,986,605       307,732,789
      Allowance for loan loss ...........       (2,900,728)       (1,767,340)
      Premiums (discounts) ..............          (23,904)           22,673
      Net deferred costs ................          226,218           104,502
      ----------------------------------------------------------------------
         Total loans, net ...............    $ 380,288,191       306,092,624
      ======================================================================


A summary of the activity in the allowance for loan losses for the years ended December 31, 1996, 1995 and 1994 is as follows:

=================================================================================
                                           1996           1995           1994
---------------------------------------------------------------------------------
Allowance for loan losses at
 beginning of year ................    $ 1,767,340      1,641,877      1,471,430
Acquired allowance ................      1,185,443             --             --
Provision for loan losses .........             --        150,000        180,000
Chargeoffs ........................       (109,805)       (31,638)       (23,173)
Recoveries ........................         57,750          7,101         13,620
---------------------------------------------------------------------------------
Allowance for loan losses at end
 of year ..........................    $ 2,900,728      1,767,340      1,641,877
=================================================================================

Loans contractually in arrears by three months or more at December 31, 1996 and 1995 were as follows:

========================================================================================================
                                           1996                                    1995
--------------------------------------------------------------------------------------------------------
                          Carrying       Number        % of        Carrying       Number        % of
                            value        of loans     category       value        of loans     category
--------------------------------------------------------------------------------------------------------
Mortgage ..............     $2,276,751     37          0.78%       $1,016,778          18          0.40%
Commercial ............      1,183,281     19          2.01            75,000           1          0.65
Consumer ..............        244,461     20          0.44            39,718           3          0.10
========================================================================================================

Nonaccrual loans totalled $2,951,000, $1,122,000 and $1,025,000 at December 31, 1996, 1995 and 1994, respectively. The amount of interest income on nonaccrual loans, which would have been recorded had these loans continued to pay interest at the original contract rate, was approximately $249,000, $87,000 and $98,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Interest income on nonaccrual loans included in net income amounted to $76,000, $14,000 and $55,000 for the years ended December 31, 1996, 1995 and 1994, respectively. There is no commitment to lend additional funds to borrowers whose loans have been placed on nonaccrual.

Trenton Savings Bank
--------------------------------------------------------------------------------

Restructured loans totalled $206,000, $1,052,000 and $1,044,000 at December 31, 1996, 1995 and 1994. The amount of interest income on restructured loans, which would have been recorded had these loans continued to pay interest at the original contract rate, was approximately $21,000, $87,000 and $90,000 for the years ended December 31, 1996, 1995 and 1993, respectively. Interest income on restructured loans included in net income was approximately $20,000, $80,000 and $80,000 for the years ended December 31, 1996, 1995 and 1994, respectively. There is no commitment to lend additional funds to borrowers whose loans have been restructured.

The Bank adopted the provisions of the FAS 114, "Accounting by Creditors for Impairment of a Loan" as amended by FAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures", effective January 1, 1995. Prior periods have not been restated.

The recorded investment in loans receivable considered impaired and the related allowance for loan losses at December 31, 1996 was $1,183,281 and $448,000, respectively and $75,000 and $4,000, respectively, at December 31, 1995.

At December 31, 1996 and 1995, loans to officers and directors amounted to $784,722 and $515,000, respectively. All such loans were performing according to their original terms.

(9) BANK PREMISES AND EQUIPMENT

Bank premises and equipment consists of the following as of December 31, 1996 and 1995:

      ===============================================================
                                               1996          1995
      ---------------------------------------------------------------
      Land ..............................   $  867,000       667,000
      Buildings and improvements ........    5,166,918     4,661,278
      Furniture and equipment ...........    2,520,578     1,917,081
      Leasehold improvements ............    1,213,840       901,477
      ---------------------------------------------------------------
                                             9,768,336     8,146,836
      Less accumulated depreciation
        and amortization ................    2,786,378     2,279,443
      ---------------------------------------------------------------
                                            $6,981,958     5,867,393
      ===============================================================

In the normal course of business, the Bank has entered into leases for its branch locations. The lease terms range from five to twenty years and expire at various times through the year 2007. The agreements provide for renewal options and all but one require the Bank to pay common area costs.

The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 1996:

                 =======================================
                 Year ended
                 December 31
                 ---------------------------------------
                   1997                       $  404,150
                   1998                          423,825
                   1999                          395,388
                   2000                          281,360
                   2001                          252,245
                   2002                          249,652
                   Thereafter                  1,038,044
                 ---------------------------------------
                 Total minimum
                   lease payments             $3,044,664
                 =======================================

The annual rental expense amounted to $304,000, $226,000 and $164,000 in the years 1996, 1995 and 1994, respectively.

Trenton Savings Bank
--------------------------------------------------------------------------------

(10) ACCRUED INTEREST RECEIVABLE

A summary of accrued interest receivable at December 31, 1996 and 1995 is as follows:

=============================================================================
                                                        1996          1995
-----------------------------------------------------------------------------
      Loans.......................................   $1,653,671     1,428,722
      Securities available for sale ..............    1,114,332     1,333,512
      Mortgage-backed securities
        held to maturity .........................      350,185       386,682
      Securities held to maturity ................      484,365       537,768
      Federal funds sold .........................           --        78,809
-----------------------------------------------------------------------------
                                                     $3,602,553     3,765,493
=============================================================================

(11) DEPOSITS

Deposit balances as of December 31, 1996 and 1995 are summarized as follows:

=======================================================================================================================
                                           Weighted
                                         average rate
                                        at Dec. 31, 1996                1996                           1995
-----------------------------------------------------------------------------------------------------------------------
                                                               Amount            %           Amount            %
-----------------------------------------------------------------------------------------------------------------------
Types of deposit:
 Noninterest bearing demand
  deposit accounts ..................             --         $ 25,365,763          5.2     $ 10,800,242           2.6
 N.O.W. .............................           1.65           16,430,630          3.3        9,555,218           2.3
 Money market demand
  accounts ..........................           2.89           44,793,744          9.1       32,894,681           8.0
 Passbook ...........................           2.46          104,210,138         21.2       92,746,547          22.6
 Club accounts ......................             --              269,404           .1          218,599           0.1
 Other ..............................             --            3,629,783           .7        2,758,384           0.7
-----------------------------------------------------------------------------------------------------------------------
                                                              194,699,462         39.6      148,973,671          36.3
-----------------------------------------------------------------------------------------------------------------------
 Certificates of deposit ............           5.74          248,395,975         50.6      209,487,252          51.0
 Retirement accounts  ...............           6.02           48,150,318          9.8       52,309,404          12.7
-----------------------------------------------------------------------------------------------------------------------
                                                              296,546,293         60.4      261,796,656          63.7
-----------------------------------------------------------------------------------------------------------------------
                                                             $491,245,755        100.0%    $410,770,327         100.0%
=======================================================================================================================

As of December 31, 1996 and 1995, certificates of deposit, regular and retirement accounts have scheduled maturities as follows:

      =============================================================
                                           1996            1995
      -------------------------------------------------------------
      Within one year ..............   $188,744,382     183,658,463
      One to two years .............     39,803,150      27,919,558
      Two to three years ...........     20,297,614      27,752,573
      Thereafter ...................     47,701,147      22,466,062
      -------------------------------------------------------------
                                       $296,546,293     261,796,656
      =============================================================

Trenton Savings Bank
--------------------------------------------------------------------------------

An analysis of the interest expense for the years 1996, 1995 and 1994 by deposit category is as follows:

=======================================================================================
                                                  1996           1995           1994
---------------------------------------------------------------------------------------
NOW, passbook and other
 accounts .................................   $ 2,401,567      2,671,259      2,821,339
Money market demand
 accounts .................................     1,233,088      1,066,382      1,098,894
Club accounts  ............................        14,899         13,308         13,205
Regular certificates of deposit  ..........    11,835,811     11,125,216      7,489,728
Retirement accounts .......................     2,455,812      2,133,565      1,428,174
---------------------------------------------------------------------------------------
  Total interest ..........................   $17,941,177     17,009,730     12,851,340
=======================================================================================

Certificates of deposit greater than $100,000 amounted to $26,092,929 and $14,836,846 at December 31, 1996 and 1995, respectively. The deposits of the Bank are insured up to $100,000 by the BIF and SAIF, which is administered by the FDIC and is backed by the full faith and credit of the U.S. Government.

(12) INCOME TAXES

The Federal tax bad debt reserve method available to thrift institutions was repealed in 1996 for tax years beginning after 1995. As a result, the Bank must change from the reserve method to the specific charge-off method to compute its bad debt deduction. In addition, the Bank is required generally to recapture into income the portion of its bad debt reserves (other than the supplemental reserve) that exceeds its base year reserves, approximately $2,500,000.

The recapture amount resulting from the change in a thrift's method of accounting for its bad debt reserves generally will be taken into taxable income ratably (on a straight-line basis) over a six-year period. If the Bank meets a "residential loan requirement" for a tax year beginning in 1996 or 1997, the recapture of the reserves will be suspended for such tax year. Thus, recapture can potentially be deferred for up to two years. The residential loan requirement is met if the principal amount of housing loans made by the Bank during the year at issue (1996 and 1997) is at least as much as the average of the principal amount of loans made during the six most recent tax years prior to 1996. Refinancings and home equity loans are excluded.

Retained earnings as of December 31, 1996 includes approximately $3,500,000 for which no provision for Federal income tax has been made. This reserve (base year and supplemental) is frozen not forgiven as certain events could trigger a recapture.

Income tax expense for the years ended December 31, 1996, 1995 and 1994 is comprised of the following components:

==================================================================================
                                             1996            1995          1994
----------------------------------------------------------------------------------
Current income tax expense:
  Federal ............................    $ 4,727,606       4,796,110    3,929,267
  State ..............................        415,319         381,659      337,264
----------------------------------------------------------------------------------
                                            5,142,925       5,177,769    4,266,531
----------------------------------------------------------------------------------
Deferred income tax
 (benefit) expense:
  Federal ............................       (400,606)       (297,199)     161,088
  State ..............................        (22,319)        (16,570)       9,381
----------------------------------------------------------------------------------
                                             (422,925)       (313,769)     170,469
----------------------------------------------------------------------------------
    Total income tax expense ..........   $ 4,720,000       4,864,000    4,437,000
===================================================================================

Trenton Savings Bank
--------------------------------------------------------------------------------

A reconciliation between the effective income tax expense and the expected amount computed using the applicable statutory Federal income tax rate for the years ended December 31, 1996, 1995 and 1994 is as follows:

===================================================================================================
                                                           1996           1995            1993
---------------------------------------------------------------------------------------------------
Income before income taxes .........................   $ 13,111,013     13,511,939      12,112,163
Applicable statutory Federal tax rate ..............             35%            35%             35%
Expected Federal income tax expense  ...............      4,588,855      4,729,179       4,239,257
State tax net of Federal benefit ...................        255,450        248,078         225,319
Decrease in Federal income tax resulting
 from:
 Tax-exempt income .................................        (23,585)       (24,519)        (24,544)
 Other .............................................       (100,720)       (88,738)         (3,032)
---------------------------------------------------------------------------------------------------
                                                       $  4,720,000      4,864,000       4,437,000
===================================================================================================
Effective tax rate .................................           36.0%          36.0%           36.6%
===================================================================================================

The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset (liability) at December 31, 1996 and 1995 are as follows:

      ===============================================================================
                                                            1996            1995
      -------------------------------------------------------------------------------
      Deferred tax assets:
        Loan fees .....................................   $  49,000           48,000
        Other .........................................     256,000           91,000
        Postretirement benefits   .....................     506,000          411,000
        Pension .......................................     117,000           67,000
        Supplemental Employee Retirement
         Plan .........................................     211,000               --
        Allowance for loan loss - book  ...............   1,080,000          653,000
      -------------------------------------------------------------------------------
                                                          2,219,000        1,270,000
      -------------------------------------------------------------------------------
      Deferred tax liabilities:
        Shareholders' equity - unrealized gain
         on securities available for sale .............     613,000        1,517,000
        Allowance for loan losses .....................     930,000          928,000
        Other .........................................      65,000           33,000
      -------------------------------------------------------------------------------
                                                          1,608,000        2,478,000
      -------------------------------------------------------------------------------
         Net deferred tax asset (liability) ...........   $ 611,000       (1,208,000)
      ===============================================================================

Management believes that it is more likely than not that the deferred tax asset will be realized based upon taxable income in the carryback period and the probability of future operations to generate sufficient taxable income.

Total deferred tax benefits for the year ended December 31, 1996 were allocated as follows:

       ===============================================================
       Income from operations .......................   $    (423,000)
       Shareholders' equity - unrealized gains
         on securities available for sale ...........        (905,000)
       Business combination  ........................        (391,000)
       ---------------------------------------------------------------
                                                        $  (1,719,000)
       ===============================================================

Trenton Savings Bank
--------------------------------------------------------------------------------

(13) REGULATORY MATTERS

Office of Thrift Supervision (OTS) regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 1996, the Bank was required to maintain (i) a minimum tangible capital ratio of 1.50%, (ii) a minimum leverage ratio of Tier I capital to total adjusted assets of 3.0%, and (iii) a minimum ratio of total capital to risk-weighted assets of 8.0%.

Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution's financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a leverage (Tier I) capital ratio of at least 5.0%; a Tier 1 risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OTS about capital components, risk weightings and other factors.

Management believes that, as of December 31, 1996, the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 1996 and 1995, compared to the OTS minimum capital adequacy requirements and classification as a well-capitalized institution:

======================================================================================================
                                                                       OTS Requirements
------------------------------------------------------------------------------------------------------
                                                                 Minimum          For Classification
                                          Actual            Capital Adequacy     as Well Capitalized
------------------------------------------------------------------------------------------------------
                                   Amount      Ratio      Amount      Ratio       Amount     Ratio
------------------------------------------------------------------------------------------------------
                                                           (dollars in thousands)
December 31, 1996:
 Tangible capital ..............     $92,302   15.6%      $8,860         1.50%    $   --          --%
 Tier I (core) capital .........      92,302   15.6       17,721         3.00     29,534        5.00
 Risk-based capital:
  Tier I .......................      92,302   27.5           --           --     20,119        6.00
  Total ........................      95,200   28.4       26,825         8.00     33,531       10.00
December 31, 1995:
 Tangible capital ..............      91,838   18.1        7,627         1.50         --          --
 Tier I (core) capital .........      91,838   18.1       15,253         3.00     25,422        5.00
 Risk-based capital:
  Tier I .......................      91,838   35.5           --           --     15,528        6.00
  Total ........................      93,605   36.2       20,704         8.00     25,880       10.00
======================================================================================================

As of December 31, 1996 and 1995, the Federal Reserve Bank required the Bank to maintain an average reserve balance of $0 and approximately $564,000, respectively, to meet regulatory requirements.

Trenton Savings Bank
--------------------------------------------------------------------------------

(14) BENEFIT PLANS

Pension Plan

The Bank has a pension plan covering officers and employees meeting certain eligibility requirements. Prior service costs are amortized over a forty-year period, changes in the unfunded liability due to a prior year change in actuarial assumptions are amortized over thirty years and pension costs are funded as accrued.

A comparison of the most recent available accumulated plan benefits and plan net assets for the pension plan, as determined by the plan actuaries as of January 1, 1996 (as amended October 1, 1996 for the acquisition of Burlington County Bank) and 1995, follows:

  ==========================================================================
                                                 1996             1995
  --------------------------------------------------------------------------
  Actuarial present value of
    accumulated plan benefits:
     Vested participants ..................     $ 2,082,078       2,030,149
     Non-vested participants ..............          87,560          82,025
  --------------------------------------------------------------------------
                                                $ 2,169,638       2,112,174
  ==========================================================================
  Projected benefit obligation for
    services rendered .....................     $ 3,081,132       2,652,539
  Plan assets at fair value ...............       2,807,254       2,387,394
  --------------------------------------------------------------------------
        Projected benefit obliga-
          tion in excess of plan
          assets  .........................         273,878         265,145
  Unrecognized gain   .....................         321,597         148,967
  Unrecognized prior service cost..........        (182,373)       (214,941)
  --------------------------------------------------------------------------
         Accrued pension expense ..........     $   413,102         199,171
  ==========================================================================

The components of net pension expense for the years ended December 31, 1996, 1995 and 1994 are as follows:

==========================================================================================================
                                                                  1996            1995            1993
----------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the year   ............     $  155,509        116,933         130,139
Interest cost on projected benefit obligation .............        198,595        213,703         188,182
Actual return on plan assets ..............................       (183,319)      (181,718)       (188,698)
Net amortization and deferral   ...........................         17,500         18,610         (14,200)
----------------------------------------------------------------------------------------------------------
  Net pension expense .....................................     $  188,285        167,528         115,423
==========================================================================================================

Assumptions used to develop the net periodic pension cost for the years ended December 31, 1996, 1995 and 1994 are as follows:

======================================================================================
                                                            1996       1995       1993
--------------------------------------------------------------------------------------
      Discount rate .....................................   7.75%      8.25%      7.0%
      Expected long-term rate of return .................   7.5        7.5        7.5
      Rate of increase in compensation levels ...........   5.5        6.0        5.5
======================================================================================

Postretirement Benefits

The Bank has established a postretirement medical and life insurance plan for the benefit of substantially all employees. The Bank utilizes the accrual method of accounting for postretirement benefits.

Trenton Savings Bank
--------------------------------------------------------------------------------

The following table sets forth the net periodic postretirement benefit cost and accumulated postretirement benefit obligation (APBO) at December 31, 1996 (as amended October 1, 1996 for the acquisition of Burlington County Bank) and 1995:

==========================================================================================
                                                               1996             1995
      ------------------------------------------------------------------------------------
      Accumulated postretirement benefit
        obligation (APBO) ...............................   $  (1,176,613)       (980,019)
      Fair value of assets  .............................              --              --
      Projected benefit obligation funded status ........      (1,176,613)       (980,019)
      Accumulated net unrecognized gain .................        (108,971)        (97,762)
      ------------------------------------------------------------------------------------
      Net postretirement accrued benefit cost ...........   $  (1,285,584)     (1,077,781)
==========================================================================================

Net postretirement benefit costs for the years ended December 31, 1996, 1995 and 1994 are as follows:

      ===========================================================================
                                                   1996         1995       1994
      ---------------------------------------------------------------------------
      Service cost.............................   $ 30,106      26,121     23,000
      Interest cost on accumulated postretire-
        ment benefit obligation................     79,235      80,083     64,000
      ---------------------------------------------------------------------------
                                                  $109,341     106,204     87,000
      ===========================================================================

For measurement purposes, the cost of medical benefits was projected to increase at a rate of 10.00% in 1996, thereafter decreasing 1% per year until a stable 5.5% medical inflation rate is reached. The present value of the accumulated benefit obligation assumed a 7.75% discount rate compounded annually. The plan is unfunded as of December 31, 1996, as the Bank funds the plan on a cash basis.

Stock Option Plan

During 1996, the Bank's stockholders approved a stock option plan authorizing 311,650 shares available to be granted to certain directors, officers and employees of the Bank. Options granted under the plan amounted to 234,100 at December 31, 1996 and are exercisable at the fair value of the stock as of the grant date. The options vest over a five-year term, and expire after 10 years from the date of the grant. No options were exercised, forfeited or had expired during 1996.

In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 encourages all entities to adopt the "fair value based method" of accounting for employee stock compensation plans. However, SFAS 123 also allows an entity to continue to measure compensation cost under such plans using the "intrinsic value based method" as described in APB No. 25. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, usually the vesting period. Fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option.

The Bank continues to recognize compensation expense using the method prescribed in APB No. 25. Had compensation cost been determined consistent with SFAS 123 for options granted during 1996, the Bank's 1996 compensation cost would have increased by $817,009 before taxes. As a result net income and net income per share for 1996 would have been reduced to $7,868,127 and $0.88, respectively. The stock option plan's fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the grants issued during 1996: dividend yield of 2.59%, expected volatility of 23.79%; risk-free interest rate of 6.7%, and expected lives of five years. There were no option plans prior to 1996.

Trenton Savings Bank
--------------------------------------------------------------------------------

The weighted average exercise price of options granted in 1996 and outstanding as of December 31, 1996 was $13.50. The weighted average grant date fair value for the stock option plan's options granted during 1996 was $3.49.

Management Recognition Plan

During 1996, the Bank's stockholders approved the Trenton Savings Bank Management Recognition Plan and authorized the issuance of 124,660 shares from unissued common stock to the Management Recognition Plan. As of December 31, 1996, 124,660 shares have been allocated to employees and directors of the Bank with a weighted average grant date fair value of $13.50 per share. The shares vest over a five-year period.

(15) COMMITMENTS AND CONTINGENCIES

The Bank is party to commitments to extend credit in the normal course of business to meet the financial needs of its customers. Commitments to extend credit are agreements to lend money to a customer as long as there is no violation of any condition established in the contract. Commitments to fund mortgage loans generally have fixed expiration dates or other termination clauses, whereas home equity lines of credit have no expiration date. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. Collateral is not required by the Bank for loan commitments. The Bank's loans are located primarily in the State of New Jersey and Bucks county in Pennsylvania.

At December 31, 1996 and 1995, the Bank had loan commitments (including unused lines of credit) of $27,696,985 and $18,843,000, respectively, consisting primarily of fixed rate loans which are not included in the accompanying financial statements. The commitments at December 31, 1996 have commitment periods that range from 30 to 90 days and interest rates ranging from 5.5% to 12.0%. There is no exposure to credit loss in the event the other party to commitments to extend credit does not exercise its right to borrow under the commitment.

In the normal course of business, the Bank may be a party to various outstanding legal proceedings and claims. In the opinion of management, the financial position of the Bank will not be materially affected by the outcome of such legal proceedings and claims.

(16) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents

The carrying amount is a reasonable estimate of the fair value of these instruments.

Debt, Equity and Mortgage-Backed Securities

Fair values are based on quoted market prices or dealer quotes.

Loan Receivables

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, residential mortgage and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value is estimated using an estimate of current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Trenton Savings Bank
--------------------------------------------------------------------------------

Deposit Liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand as of December 31, 1996 and 1995. The fair value of certificates of deposit was estimated using the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The outstanding commitment balance is a reasonable estimate of fair value.

Limitations: The following fair value estimates were made as of December 31, 1996 and 1995, based on pertinent market data and relevant information on the financial instrument. These estimates do not include any premium or discount that could result from an offer to sell at one time the Bank's entire holdings of a particular financial instrument or category thereof. Since no market exists for a substantial portion of the Bank's financial instruments, fair value estimates were necessarily based on judgments with respect to future expected loss experience, current economic conditions, risk assessments of various financial instruments involving a myriad of individual borrowers, and other factors. Given the inherently subjective nature of these estimates, the uncertainties surrounding them and the matters of significant judgement that must be applied, these fair value estimations cannot be calculated with precision. Modifications in such assumptions could meaningfully alter these estimates.

Since these fair value approximations were made solely for on and off balance sheet financial instruments as of December 31, 1996 and 1995, no attempt was made to estimate the value of anticipated future business or the value of nonfinancial statement assets and liabilities. Furthermore, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into many of the estimates.

The estimated fair values of the Bank's financial instruments as of December 31, 1996 and 1995 are as follows:

====================================================================================
                                                                    1996
------------------------------------------------------------------------------------
                                                         Carrying          Fair
                                                          amount           value
------------------------------------------------------------------------------------
Financial assets:
 Cash and cash equivalents ..........................   $ 20,937,785      20,937,785
 Securities available for sale ......................     87,647,594      87,647,594
 Securities held to maturity ........................     37,935,360      37,925,062
 Mortgage-backed securities held to maturity ........     48,617,666      48,587,438
 Loans, net  ........................................    380,588,191     377,975,984
====================================================================================
Financial liabilities:
 Deposits ...........................................   $491,245,755     493,654,034
====================================================================================
Off balance sheet financial instruments:
 Commitments to extend credit .......................   $ 27,696,985      27,696,985
====================================================================================

Trenton Savings Bank
--------------------------------------------------------------------------------

====================================================================================
                                                                    1995
------------------------------------------------------------------------------------
                                                          Carrying          Fair
                                                           amount           value
------------------------------------------------------------------------------------
Financial assets:
 Cash and cash equivalents ..........................   $ 16,252,559      16,252,559
 Securities available for sale  .....................     83,775,799      83,775,799
 Securities held to maturity ........................     36,944,825      37,125,899
 Mortgage-backed securities held to maturity ........     54,315,667      55,032,429
 Loans, net .........................................    306,092,624     307,927,000
====================================================================================
Financial liabilities:
 Deposits ...........................................   $410,770,327     416,705,000
====================================================================================
Off balance sheet financial instruments:
 Commitments to extend credit .......................   $ 18,843,000      18,843,000
====================================================================================

(17) INSURANCE FUNDS LEGISLATION

On September 30, 1996, legislation was enacted which, among other things, imposed a special one-time assessment on SAIF-insured deposits to recapitalize Savings Associations Insurance Fund (SAIF) and spread the obligations for payment of Financing Corporation (FICO) bonds across all SAIF and Bank Insurance Fund (BIF) members. The Federal Deposit Insurance Corporation (FDIC) special assessment being levied amounts to 65.7 basis points on SAIF assessable deposits held as of March 31, 1995. The Bank recorded a $177,000 charge (before tax-effect) as a result of the FDIC special assessment. This legislation will eliminate the substantial disparity between the amount that BIF and SAIF member institutions had been paying for deposit insurance premiums. As of December 31, 1996, the Bank's deposits are primarily BIF-insured except for $34 million of deposits which were acquired from a SAIF-insured institution.

Beginning on January 1, 1997, BIF members will pay a portion of the FICO payment equal to 1.29 basis points per $100 in BIF-insured deposits compared to
6.44 basis points per $100 in SAIF-insured deposits, and will pay a pro rata share (approximately 2.4 basis points per $100 in deposits) of the FICO payment on the earlier of January 1, 2000, or the date upon which the last savings association ceases to exist. The legislation also requires BIF and SAIF to be merged by January 1, 1999, provided that subsequent legislation is adopted to eliminate the savings association charter and no savings associations remain as of that time.

The FDIC has recently proposed to lower SAIF assessments to a range comparable to that of BIF members, although SAIF members must also make the FICO payments described above. Management cannot predict the level of FDIC insurance assessments on an on-going basis or whether the BIF and SAIF will eventually be merged.

Trenton Savings Bank
--------------------------------------------------------------------------------

                            DIRECTORS AND OFFICERS

Board of Directors                                Officers
Wendell T. Breithaupt, Director,                  Lee J. Bellarmino, Executive Vice President.
President and Chief Executive Officer.

John B. Sill, Jr. Chairman. President of          Richard L. Gallaudet, Vice President and
Ivins & Taylor, Inc.                              Senior Lending Officer.

Peter S. Longstreth, Director. Managing
Partner of Aegis Property Group, Ltd.             Dean H. Lippincott, Vice President
                                                  and Mortgage Officer.
George A. Pruitt, Director. President
of Thomas A. Edison State College.                Robert Russo, Vice President and Treasurer.

George W. Reinhard, Director. President           Robert C. Hollenbeck, Vice President and
of Lester Fellows Co., Inc.                       Corporate Secretary.

Charles E. Stokes, Director. Retired              Richard L. Alberto, Vice President
President of The Home Rubber Company.
                                                  Steven A. Massey, Vice President
Raymond E. Trainer, Director. Chairman of
General Sullivan Group.                           Robert M. Notigan, Vice President

Miles W. Truesdell, Jr., Director.                Floyd S. Weiner, Vice President
Co-President of The Truesdell Company.
                                                  Albert E. Curtis, III, Auditor
Harry W. Van Sciver, Director. President
of Burlington County Bank Division.               Alex J. Binder, Assistant Vice President

                                                  Debra A. Hughes, Assistant Vice President

                                                  William R. Jeffers, Assistant Vice President

                                                  Judy G. Olsen, Assistant Vice President

                                                  Gregorio Perri, Jr., Assistant Vice President

                                                  James W. Sorge, Assistant Vice President

                                                  Patricia M. Stevenson, Assistant Vice President

                                                  John J. Lanzoni, Cashier

                                                  Thomas C. Eagan, Assistant Secretary

                                                  Judy Burgos, Assistant Treasurer

                                                  Gertrude Brandenburg, Assistant Treasurer

                                                  Sandra Cruz, Assistant Treasurer

                                                  Arthur Cuttino, Assistant Treasurer

                                                  Tracy A. Goebel, Assistant Treasurer

                                                  Colleen M. Irwin, Assistant Treasurer

                                                  Evalin A. Ouskin, Assistant Treasurer

                                                  Peggy Yannarella, Assistant Treasurer

                                                  Diane M. Ubinger, Assistant Treasurer

                                                  John R. Weaver, Assistant Treasurer


                                                  TSBusiness Finance Corp.

                                                  Frank Sannella, Jr., President

                                                  Rodney Greth, Senior Vice President,
                                                  Secretary and Treasurer

                                                  Thomas Sikora, Assistant Vice President

Trenton Savings Bank
--------------------------------------------------------------------------------

                                 BRANCH OFFICES

Corporate Center                            Burlington City Branch
                                            332 High Street
134 Franklin Corner Road                    Burlington, New Jersey
Lawrenceville, New Jersey 08648-0950
                                            Beverly Road Branch
Branch Offices                              1660 Beverly Road
                                            Burlington, New Jersey 08016
Home Office
33 West State Street                        Delanco Branch
Trenton, New Jersey                         Camp Meeting Grounds
                                            Burlington Avenue & Coopertown Road
Ewing Branch                                Delanco, New Jersey 08075
1980 North Olden Avenue
Ewing Shopping Plaza                        Springside Branch
Trenton, New Jersey                         2001 Burlington-Mt. Holly Road
                                            Burlington, New Jersey 08016
Hamilton Branch
2465 South Broad Street                     Mt. Holly Branch
Independence Mall                           501 High Street
Trenton, New Jersey                         Fairground Plaza
                                            Mt. Holly, New Jersey
Robbinsville Branch
2371 Route 33                               Mercerville Branch
Robbinsville, New Jersey                    1750 Whitehorse-Mercerville Road
                                            Whitehorse Plaza
Lawrenceville Branch                        Mercerville, New Jersey
Route 1 & Texas Avenue
Lawrence Shopping Center                    Leisure Village East Branch
Lawrenceville, New Jersey                   1 Dumbarton Drive
                                            Lakewood, New Jersey
Pennington Branch
2583 Pennington Road                        West Windsor Branch
Route 31 Circle                             1349 Princeton-Hightstown Road
Pennington, New Jersey                      Southfield Retail Center
                                            West Windsor, New Jersey

Trenton Savings Bank
--------------------------------------------------------------------------------

                            STOCKHOLDER INFORMATION

ANNUAL MEETING                                              DIVIDEND REINVESTMENT PLAN
The Annual Meeting of Stockholders will be held             An Automatic Dividend Reinvestment and
at 10:00 a.m., on Friday, April 25, 1997, at the            Voluntary Cash Contribution Plan is available
Trenton Country Club, Sullivan Way, W. Trenton 08628        to Trenton Savings Bank stockholders.
                                                            Inquiries about the plan should be directed to
STOCK LISTING                                               Chemical Mellon Shareholder Services, P.O.
                                                            Box 750, Pittsburgh, PA 15230.
On August 3, 1995, the Bank's Common Stock
began to trade over-the-counter on the Nasdaq               ANNUAL REPORT ON FORM 10-K
National Market under the symbol TSBS.

TRANSFER AGENT                                              A COPY OF THE BANK'S FORM 10-K FOR THE
                                                            FISCAL YEAR ENDED DECEMBER 31, 1996 WILL BE
                                                            FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS
Chemical Mellon Shareholder Services                        OF FEBRUARY 28, 1997, UPON WRITTEN REQUEST TO
85 Challenger Road                                          SECRETARY, TRENTON SAVINGS BANK, 134 FRANK-
Overpark Centre                                             LIN CORNER ROAD, LAWRENCEVILLE, NEW JERSEY
Ridgefield Park, New Jersey 07660                           08648-0950 (609) 844-3100.

INDEPENDENT AUDITOR                                         SPECIAL COUNSEL

KPMG Peat Marwich LLP                                       Luse Lehman Gorman
150 JFK Parkway                                             Pomerenk & Schick, P.C.
Short Hills, New Jersey 07078                               5335 Wisconsin Avenue, N.W.
                                                            Washington, D.C. 20015


                                   EXHIBIT 21

                         SUBSIDIARIES OF THE REGISTRANT

                                   EXHIBIT 21

                         SUBSIDIARIES OF THE REGISTRANT



TSBusiness Finance Corporation